Execution Version

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT
by and among
S/T GROUP AIV2, LP,
S/T GROUP AIV1, LP,
ALLEN STEPHENSON,
DIANNE STEPHENSON,
JIM HARRIS,
SHELLE SILLS,
CHRIS HEYN,
ROB IORIO,
GOLUB CAPITAL BDC HOLDINGS LLC,
GOLUB CAPITAL CP FUNDING LLC,
GCP EQUITY LTD.,
and
GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.,
as the Sellers,
BRAZOS EQUITY GP III, INC.,
as the Sellers’ Representative
S/T GROUP HOLDINGS, LLC,
S/T GROUP BLOCKER, INC.
and
GCP SOUTHERN TIDE COINVEST, INC.,
as the Acquired Companies,
and
OXFORD OF SOUTH CAROLINA, INC.,
as the Purchaser

DATED AS OF APRIL 19, 2016

DMSLIBRARY01:28366380.17

TABLE OF CONTENTS

ARTICLE I PURCHASE AND SALE OF THE ACQUIRED EQUITY INTERESTS

1.1	Purchase and Sale of the Acquired Equity Interests

1.2	Closing Payment

1.3	Delivery of Funds

1.4	Escrow Amounts

1.5	Sellers’ Representative Reserve

1.6	Closing

1.7	Additional Closing Deliverables

1.8	Post-Closing Adjustment

1.9	Payoff of Indebtedness

1.10	Withholding

1.11	Units; Ownership Percentages
ARTICLE II REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS

2.1	Organization; Qualification, etc.

2.2	Authority; Execution and Delivery; Enforceability

2.3	Ownership of Acquired Equity Interests; Title

2.4	No Conflict; Consents

2.5	Litigation

2.6	Finders or Brokers

2.7	Amount Owed to Sellers
ARTICLE III REPRESENTATIONS AND WARRANTIES REGARDING THE BLOCKER COMPANIES

3.1	Organization; Qualification, etc.

3.2	Authority; Execution and Delivery; Enforceability

i

3.3	Ownership of S/T Group Interests; Title

3.4	Capitalization of the Blocker Companies

3.5	No Conflict; Consents

3.6	No Operations or Liabilities

3.7	Litigation

3.8	Finders or Brokers

3.9	Taxes
ARTICLE IV REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES

4.1	Organization; Qualification, etc.

4.2	Authority; Execution and Delivery; Enforceability

4.3	Capitalization of the Target Companies

4.4	No Conflict; Consents

4.5	Financial Statements

4.6	No Undisclosed Liabilities

4.7	Compliance with Laws; Permits

4.8	Employee Benefit Plans

4.9	Related Person Transactions

4.10	Absence of Certain Changes or Events

4.11	Investigations; Litigation

4.12	Tax Matters

4.13	Labor Matters

4.14	Intellectual Property and Privacy

4.15	Title to Property and Assets

4.16	Insurance

4.17	Material Contracts

4.18	Finders or Brokers

4.19	Real Property

4.20	Inventory and Products

4.21	Environmental, Health and Safety Matters

4.22	Undisclosed Payments

4.23	Customer and Supplier Relations

4.24	Notes and Accounts Receivable

4.25	Product and Service Warranties and Guaranties

4.26	Bank Accounts

4.27	Gift Cards

4.28	Disclaimer
ARTICLE V REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER

5.1	Organization; Qualification, etc.

5.2	Authority; Execution and Delivery; Enforceability

5.3	No Conflict; Consents

5.4	Litigation

5.5	Permits

5.6	Finders or Brokers

5.7	Availability of Funds; Solvency

5.8	Investment Intent

5.9	The Purchaser’s Business Investigation; Disclaimer Regarding Projections; No Knowledge of Misrepresentations or Omissions

5.10	Income Tax Return
ARTICLE VI CERTAIN COVENANTS

6.1	Publicity

6.2	Directors’ and Officers’ Indemnification and Insurance

6.3	Confidential Information

6.4	Seller Release
ARTICLE VII TAX MATTERS

7.1	Tax Returns; Refunds

7.2	Transfer Taxes

7.3	Cooperation; Records Retention

7.4	Straddle Period

7.5	Conduct After Closing

7.6	Section 754 Election

7.7	Tax Contests

7.8	Allocation
ARTICLE VIII EMPLOYEE RELATED MATTERS

8.1	Employees
ARTICLE IX INDEMNIFICATION

9.1	Survival

9.2	Indemnification by the Purchaser

9.3	Indemnification by the Sellers

9.4	Limitations on Indemnification

9.5	Computation of Indemnity Payments

9.6	Procedures for Indemnification

9.7	Characterization of Indemnification Payments

9.8	Manner of Payment; Escrow Release
ARTICLE X SELLERS’ REPRESENTATIVE

10.1	Appointment

10.2	Acceptance by Sellers’ Representative

10.3	Compensation

10.4	Limitation of Liability

10.5	Indemnification; Reimbursement; Release of Funds

10.6	Binding Effect
ARTICLE XI GENERAL PROVISIONS

11.1	Expenses

11.2	Notices

11.3	Severability

11.4	Specific Performance

11.5	Entire Agreement

11.6	Assignment

11.7	No Third-Party Beneficiaries

11.8	Amendment

11.9	Waiver

11.10	Governing Law; Jurisdiction

11.11	Waiver of Jury Trial

11.12	No Recourse

11.13	Disclosure Schedules

11.14	Interpretation

11.15	No Presumption Against Drafting Party

11.16	Execution of Agreement

11.17	Privilege
ARTICLE XII CERTAIN DEFINITIONS

12.1	Certain Defined Terms

Exhibits:

Exhibit A – Accounting Principles

v

Exhibit B – Allocation of Purchase Price Among Sellers
Exhibit C – Form of Escrow Agreement
Exhibit D – Purchase Price Allocation Methodology
Exhibit E – Confirmatory Work for Hire and Intellectual Property Assignment Agreement

MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT
This MEMBERSHIP INTEREST AND STOCK PURCHASE AGREEMENT (this “Agreement”) is dated as of April 19, 2016, by and among S/T Group AIV1, LP, a Delaware limited partnership (“AIV1”), S/T Group AIV2, LP, a Delaware limited partnership (“AIV2”), Allen Stephenson (“Mr. A. S.”), Dianne Stephenson (“Ms. D. S.”), Jim Harris (“Mr. J. H.”), Shelle Sills (“Ms. S. S.”), Chris Heyn (“Mr. C. H.”), Rob Iorio (“Mr. R. I.”), Golub Capital BDC Holdings LLC, a Delaware limited liability company (“Golub LLC”), Golub Capital CP Funding LLC, a Delaware limited liability company (“Golub Capital”), GCP Equity Ltd., a Cayman Islands company (“Golub Equity”), Golub Capital PEARLS Direct Lending Program, L.P., a Delaware limited partnership (“Golub Lending,” and together with AIV1, AIV2, Mr. A. S., Ms. D. S., Mr. J. H., Ms. S. S., Mr. C. H., Mr. R. I., Golub LLC, Golub Capital and Golub Equity, the “Sellers”), Brazos Equity GP III, Inc., a Texas corporation, solely in its capacity as the Sellers’ representative hereunder (together with its successors and permitted assigns, the “Sellers’ Representative”), S/T Group Blocker, Inc., a Delaware corporation (“S/T Blocker”), GCP Southern Tide Coinvest, Inc., a Delaware corporation (“Golub Blocker,” and together with S/T Blocker, the “Blocker Companies”), S/T Group Holdings, LLC, a Delaware limited liability company (“S/T Group,” and together with the Blocker Companies, the “Acquired Companies”), and Oxford of South Carolina, Inc., a South Carolina corporation (the “Purchaser”).
WITNESSETH
WHEREAS, S/T Group owns 100% of the issued and outstanding membership interests of Southern Tide, LLC, a South Carolina limited liability company (the “Operating Company,” and together with S/T Group, the “Target Companies”);
WHEREAS, the Operating Company is engaged in the business of the design, manufacture, marketing and sale of men’s and ladies’ apparel and accessories related to such apparel (the “Business”);
WHEREAS, AIV2, Mr. A. S., Ms. D. S., Mr. J. H., Ms. S. S., Mr. C. H., Mr. R. I., Golub LLC, S/T Blocker and Golub Blocker own 100% of the issued and outstanding membership interests of S/T Group (the “S/T Group Interests”);
WHEREAS, AIV1 owns 100% of the issued and outstanding shares of S/T Blocker (the “S/T Blocker Shares”);
WHEREAS, Golub Capital, Golub Equity and Golub Lending own 100% of the issued and outstanding shares of Golub Blocker (the “Golub Blocker Shares,” and together with the S/T Blocker Shares, the “Blocker Shares”);
WHEREAS, the Sellers desire to sell to the Purchaser, and the Purchaser desires to acquire, the Acquired Equity Interests, on the terms and subject to the conditions of this Agreement (the “Acquisition”);
WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain of the Sellers or their Affiliates will enter into non-competition, non-solicitation and non-disclosure agreements with the Purchaser (the “Non-Competition Agreements”); and

WHEREAS, contemporaneously with the execution and delivery of this Agreement, certain of the Sellers or their Affiliates will enter into non-solicitation and non-disclosure agreements with the Purchaser (the “Non-Solicitation Agreements”); and
WHEREAS, the parties hereto desire to make certain representations, warranties and agreements in connection with the Acquisition.
NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:
Article I
PURCHASE AND SALE OF THE ACQUIRED EQUITY INTERESTS
1.1    Purchase and Sale of the Acquired Equity Interests
Upon the terms and subject to the conditions of this Agreement, contemporaneously with the execution and delivery of this Agreement, the Sellers shall sell, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and receive from such Sellers, the Acquired Equity Interests, free and clear of any and all Liens (other than restrictions imposed by securities laws applicable to unregistered securities generally).
1.2    Closing Payment
(a)    At the Closing and subject to the terms and conditions contained in this Agreement, the Purchaser shall pay to the Sellers, by delivery of immediately available funds, an amount equal to (such resulting amount, the “Closing Payment”):
(i)    $85,000,000.00, plus
(ii)    the Incremental Tax Benefit Amount, plus
(iii)    an amount equal to the Company Cash, if a positive number (as set forth in the Estimated Closing Statement), plus
(iv)    the amount, if any, by which the Closing Net Working Capital set forth in the Estimated Closing Statement is greater than the Target Net Working Capital, minus
(v)    the sum of (A) the Closing Indebtedness (as set forth in the Estimated Closing Statement), plus (B) if Company Cash is a negative number, an amount equal to the absolute value of the Company Cash (as set forth in the Estimated Closing Statement), plus (C) the amount, if any, by which the Target Net Working Capital is greater than the Closing Net Working Capital set forth in the Estimated Closing Statement, plus (D) the amount of the Seller Transaction Expenses (as set forth in the Estimated Closing Statement);

provided that, to the extent any item is taken into account in the calculation of any one component of the calculation set forth in this Section 1.2(a), such item shall not be included in the calculation of any other component of the Closing Payment.

(b)    The Closing Payment, as adjusted pursuant to Section 1.8, is referred to herein as the “Purchase Price.”
(c)    Attached hereto as Schedule 1.2(c) is a statement (the “Estimated Closing Statement”) setting forth the Sellers’ Representative’s estimate of (i) the Closing Net Working Capital, calculated in good faith and using the Agreed Accounting Policies prepared and calculated in a manner consistent with Exhibit A, and (ii) the Closing Payment (including, for the avoidance of doubt, the Company Cash, the Closing Indebtedness and the Seller Transaction Expenses).
1.3    Delivery of Funds
Contemporaneously with the execution and delivery of this Agreement, the Purchaser shall pay or shall cause to be paid:
(a)    to the Sellers’ Representative, the Adjusted Closing Amount, such amount to be paid by wire transfer of immediately available funds to an account designated by the Sellers’ Representative prior to the Closing Date;
(b)    to the Escrow Agent the portion of the Closing Payment equal to the Indemnity Escrow Amount and the Adjustment Escrow Amount in accordance with Section 1.4;
(c)    to the Sellers’ Representative the portion of the Closing Payment equal to the Sellers’ Representative Reserve in accordance with Section 1.5;
(d)    the Funded Indebtedness (as and to the Persons set forth in the Estimated Closing Statement and the Payoff Letters) in accordance with Section 1.9; and
(e)    the Seller Transaction Expenses (as and to the Persons set forth in the Estimated Closing Statement).
1.4    Escrow Amounts
(a)    At the Closing, an amount in cash equal to $850,000 (such amount, the “Indemnity Escrow Amount”) shall be withheld from the Closing Payment and shall not be paid to the Sellers. At or prior to the Closing, the Purchaser shall deposit (or cause to be deposited) with the Escrow Agent the Indemnity Escrow Amount, such deposit to be made by wire transfer of immediately available funds to such account as the Escrow Agent may designate in writing to the Purchaser prior to the Closing Date. The Escrow Agent shall receive and hold the Indemnity Escrow Amount in accordance with this Agreement and the Escrow Agreement.

(b)    At the Closing, an amount in cash equal to $250,000 (such amount, the “Adjustment Escrow Amount”) shall be withheld from the Closing Payment and shall not be paid to the Sellers. At or prior to the Closing, the Purchaser shall deposit (or cause to be deposited) with the Escrow Agent the Adjustment Escrow Amount, such deposit to be made by wire transfer of immediately available funds to such account as the Escrow Agent may designate in writing to the Purchaser prior to the Closing Date. The Escrow Agent shall receive and hold the Adjustment Escrow Amount in accordance with this Agreement and the Escrow Agreement.
1.5    Sellers’ Representative Reserve
At the Closing, an amount in cash equal to $100,000 (such amount, the “Sellers’ Representative Reserve”) shall be withheld from the Closing Payment and shall not be paid to the Sellers. At or prior to the Closing, the Purchaser shall deposit (or cause to be deposited) with the Sellers’ Representative, in its capacity as such, the Sellers’ Representative Reserve, such deposit to be made by wire transfer of immediately available funds to such account(s) as the Sellers’ Representative may designate in writing to the Purchaser prior to the Closing Date. The Sellers’ Representative shall receive, hold and use the Sellers’ Representative Reserve in accordance with Article X.
1.6    Closing
Subject to the terms and conditions of this Agreement, the closing (the “Closing”) of the sale and purchase of the Acquired Equity Interests contemplated by this Agreement shall occur contemporaneously with the execution and delivery of this Agreement (such date, the “Closing Date”).
1.7    Additional Closing Deliverables
(a)    Contemporaneously with the execution and delivery of this Agreement, each Seller shall deliver or cause to be delivered to the Purchaser:
(i)    a counterpart to each Related Document to which such Seller is a party, duly executed and delivered by such Seller or a duly authorized representative of such Seller;
(ii)    a non-foreign affidavit, in form and substance reasonably satisfactory to the Purchaser, that complies with Treasury Regulations Section 1.1445-2(b)(2), duly executed and delivered by such Seller, other than Golub Equity, or a duly authorized representative of such Seller, and solely with respect to Golub Equity, a statement issued by Golub Blocker, in form and substance satisfactory to the Purchaser, that complies with Treasury Regulations Section 1.1445-2(c)(3), duly executed by Golub Blocker, certifying that the Golub Blocker Shares are not a U.S. real property interest;
(iii)    certificates, if any, representing such Seller’s Acquired Equity Interests; and

(iv)    a Non-Competition Agreement or a Non-Solicitation Agreement, as applicable to such Seller, duly executed and delivered by such Seller or a duly authorized representative of such Seller.
(b)    Contemporaneously with the execution and delivery of this Agreement, each Blocker Company shall deliver or cause to be delivered to the Purchaser a counterpart to each Related Document to which such Blocker Company is a party, duly executed and delivered by a duly authorized representative of such Blocker Company.
(c)    At the Closing, S/T Group shall deliver or cause to be delivered to the Purchaser:
(i)    a counterpart to each Related Document to which S/T Group is a party, duly executed and delivered by a duly authorized representative of S/T Group;
(ii)    payoff letters (“Payoff Letters”) from each lender to the Funded Indebtedness outstanding as of the Closing Date, in form and substance reasonably satisfactory to the Purchaser, evidencing that, if such aggregate amount so identified is paid to such lender on the Closing Date, such Funded Indebtedness shall be repaid in full and that all Liens affecting any real or personal property of any Acquired Company or the Operating Company will be released;
(iii)    evidence reasonably satisfactory to the Purchaser that all agreements between the Acquired Companies or the Operating Company, on the one hand, and any Seller or any of their respective Affiliates or Related Persons, on the other hand, have been terminated, at or prior to the Closing, in each case, in a manner such that the Acquired Companies or the Operating Company have no liability or obligations following the Closing pursuant to such agreements;
(iv)    resignations, effective as of the Closing Date, of the directors and officers of the Acquired Companies or the Operating Company, which resignations waive all claims against the Acquired Companies or the Operating Company and their respective officers, directors, employees, managers and representatives (and any and all claims against the Purchaser and its Affiliates and any of their officers, directors, managers, employees and representatives to the extent derived from any such claim) arising out of, relating to or resulting from any cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover the Excluded Claims; and
(v)    all organizational record books, minute books and corporate seals of the Acquired Companies and the Operating Company in the possession of the Acquired Companies or the Operating Company.
(d)    Contemporaneously with the execution and delivery of this Agreement, the Purchaser shall deliver or cause to be delivered to the Sellers’ Representative a counterpart to each Related Document to which the Purchaser is a party, duly executed and delivered by a duly authorized representative of the Purchaser.

(e)    At the Closing, Mr. A. S. shall deliver or cause to be delivered to the Purchaser the Confirmatory Work for Hire and Intellectual Property Assignment Agreement (“IP Assignment Agreement”) attached to this Agreement as Exhibit E, duly executed and delivered by Mr. A.S.
1.8    Post-Closing Adjustment
(a)    Within 90 days after the Closing Date, the Purchaser shall cause S/T Group to prepare and deliver to the Sellers’ Representative a closing statement (the “Closing Statement”) setting forth S/T Group’s calculation of (i) the Closing Net Working Capital, and (ii) the Final Closing Payment (including, for the avoidance of doubt, the Company Cash, the Closing Indebtedness and the Seller Transaction Expenses). Notwithstanding anything herein to the contrary, the parties agree that the Closing Statement, and the component items thereof, shall be prepared and calculated in a manner consistent with Exhibit A and the definition of Closing Net Working Capital and using the Agreed Accounting Policies. For the avoidance of doubt, the Closing Statement shall entirely disregard (i) any and all effects on the assets or liabilities of the equity holders of the Acquired Companies and/or the Operating Company as a result of any financing or refinancing arrangements entered into at any time by or on behalf of the Purchaser or any of its Affiliates, and (ii) any other transaction entered into by or at the direction of the Purchaser in connection with the consummation of the transactions contemplated hereby.
(b)    After receipt of the Closing Statement from S/T Group, the Sellers’ Representative shall have 45 days to review the Closing Statement (the “Review Period”).
(i)    If the Sellers’ Representative objects to the Closing Statement, then the Sellers’ Representative shall so inform S/T Group in writing (the “Objection”) on or before the last day of the Review Period, setting forth a description of the basis of its Objection and the adjustments to the Closing Statement which the Sellers’ Representative believes should be made.
(ii)    If the Sellers’ Representative fails to deliver an Objection (or advises S/T Group in writing that no Objection will be made) within the Review Period set forth above, then the Closing Statement shall be final, conclusive, binding and non-appealable upon the expiration of the Review Period (or upon receipt of such written advice).
(iii)    If the Sellers’ Representative delivers an Objection within the Review Period, then, during the 30-day period following receipt of the Objection, S/T Group and the Sellers’ Representative shall negotiate in good faith to resolve any differences which they may have with respect to the matters specified in the Objection. If S/T Group and the Sellers’ Representative resolve their differences, then, upon their agreement in writing setting forth such resolution, the Closing Statement, as amended to the extent necessary to reflect the resolution of their differences, shall be final, conclusive, binding and non-appealable.
(c)    If S/T Group and the Sellers’ Representative are unable to resolve all of their differences with respect to the Objection within the 30-day period following receipt by S/T Group of the Objection, they shall refer their remaining differences (the “Disputed Items”) to Grant Thornton LLP or such other nationally recognized independent accounting firm or similar expert as S/T Group and the Sellers’ Representative may mutually agree (such accounting firm, the “Independent Accounting Firm”), which shall determine, acting as an expert and not as an arbitrator and based solely on presentations by S/T Group and the Sellers’ Representative and not on independent review, whether and to what extent, if any, the Closing Statement requires adjustment. S/T Group and the Sellers’ Representative shall instruct the Independent Accounting Firm to deliver its written determination to S/T Group and the Sellers’ Representative no later than the 30th day following the date on which the Disputed Items are referred to the Independent Accounting Firm. In deciding any matter, the Independent Accounting Firm shall be bound by the provisions of this Section 1.8. The Independent Accounting Firm’s written determination (i) shall be within the range of dispute between the Closing Statement and the Objection, such that the Independent Accounting Firm may not assign a value to any Disputed Item greater than the greatest value for such Disputed Item claimed by S/T Group or the Sellers’ Representative or less than the smallest value for such Disputed Item claimed by S/T Group or the Sellers’ Representative, and (ii) absent manifest error, shall be final, conclusive, binding and non-appealable. The Independent Accounting Firm shall only make determinations with respect to the Disputed Items.
(d)    The costs and expenses of the Independent Accounting Firm in determining the Disputed Items shall be borne by the Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the Sellers), on the other hand, based upon the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. For example, if the Purchaser claims the Closing Net Working Capital is $1,000 less than the amount determined by the Sellers’ Representative, and the Sellers’ Representative contests only $500 of the amount claimed by the Purchaser, and if the Independent Accounting Firm ultimately resolves the dispute by awarding the Purchaser $300 of the $500 contested, then the costs and expenses of the Independent Accounting Firm will be allocated 60% (i.e., 300 ÷ 500) to the Sellers’ Representative (on behalf of the Sellers) and 40% (i.e., 200 ÷ 500) to the Purchaser. Prior to the Independent Accounting Firm’s determination of the Closing Net Working Capital, (i) the Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the Sellers), on the other hand, will each pay 50% of any retainer paid to the Independent Accounting Firm; and (ii) during the engagement of the Independent Accounting Firm, the Independent Accounting Firm will bill 50% of the total charges to each of the Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the Sellers), on the other hand. In connection with the Independent Accounting Firm’s determination of the Disputed Items, the Independent Accounting Firm shall also determine, pursuant to the terms of the first and second sentences of this Section 1.8(d), and taking into account all fees and expenses already paid by each of the Purchaser, on the one hand, and the Sellers’ Representative (on behalf of the Sellers), on the other hand, as of the date of such determination, the allocation of its fees and expenses between the Purchaser and the Sellers’ Representative (on behalf of the Sellers), which such determination shall be conclusive and binding upon the parties hereto.
(e)    S/T Group and the Sellers’ Representative shall, at reasonable times and upon reasonable request, make available to the Independent Accounting Firm and to each other all relevant books and records and working papers relating to the Closing Statement (including access to personnel at the Target Companies) and all other items reasonably requested by the Independent Accounting Firm or such other Person.

(f)    For purposes of this Section 1.8, the “Final Closing Statement” shall be (i) the Closing Statement delivered by S/T Group pursuant to Section 1.8(a) if (A) no Objection is delivered to S/T Group during the Review Period or (B) the Sellers’ Representative advises S/T Group in writing that no Objection will be made, or (ii) the Closing Statement as determined or adjusted by (A) the mutual written agreement of S/T Group and the Sellers’ Representative and/or (B) the written determination of the Independent Accounting Firm.
(g)    If the Final Closing Payment set forth in the Final Closing Statement exceeds the Closing Payment set forth in the Estimated Closing Statement, then (i) the Purchase Price shall be adjusted upward by an amount (the “Excess Amount”) equal to the amount of such excess, (ii) the Purchaser shall pay to the Sellers’ Representative (on behalf of the Sellers and to be distributed by the Sellers’ Representative to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage) by wire transfer of immediately available funds to a bank account designated by the Sellers’ Representative, within five Business Days following the final determination of the Final Closing Statement, an amount equal to the Excess Amount, and (iii) within five Business Days following the determination of the Final Closing Statement, the Escrow Agent shall release the full amount of the Adjustment Escrow Amount and pay such amount to the Sellers’ Representative (on behalf of the Sellers and to be distributed by the Sellers’ Representative to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage).
(h)    If the Closing Payment set forth in the Estimated Closing Statement exceeds the Final Closing Payment set forth in the Final Closing Statement, then (i) the Purchase Price shall be adjusted downward by an amount (the “Shortfall Amount”) equal to the amount of such excess, (ii) the Purchaser and the Sellers’ Representative shall take such actions (including executing a notice of joint instruction pursuant to the Escrow Agreement) as are necessary to cause the Escrow Agent to pay to the Purchaser from the Adjustment Escrow Account by wire transfer of immediately available funds to a bank account designated by the Purchaser, within five Business Days following the final determination of the Final Closing Statement, an amount equal to the Shortfall Amount, (iii) in the event there are insufficient funds remaining in the Adjustment Escrow Account to pay to the Purchaser the full Shortfall Amount pursuant to Section 1.8(h)(ii) (the amount by which the Shortfall Amount exceeds the amount remaining in the Adjustment Escrow Account, the “Additional Shortfall Amount”), then, in addition to the payment described in Section 1.8(h)(ii), the Purchaser and the Sellers’ Representative shall take such actions (including executing a notice of joint instruction pursuant to the Escrow Agreement) as are necessary to cause the Escrow Agent to pay to the Purchaser from the Indemnity Escrow Account by wire transfer of immediately available funds to a bank account designated by the Purchaser, within five Business Days following the final determination of the Final Closing Statement, an amount equal to the Additional Shortfall Amount, and (iv) in the event there are insufficient funds remaining in the Indemnity Escrow Account to pay to the Purchaser the full Additional Shortfall Amount pursuant to Section 1.8(h)(iii) (the amount by which the Additional Shortfall Amount exceeds the amount remaining in the Indemnity Escrow Account, the “Further Shortfall Amount”), then, in addition to the payments described in Section 1.8(h)(ii) and Section 1.8(h)(iii), each Seller shall pay to the Purchaser by wire transfer of immediately available funds to a bank account designated by the Purchaser, within five Business Days following the final determination of the Final Closing Statement, an amount in cash equal to the product of (A) such Seller’s Fully Diluted Ownership Percentage, multiplied by (B) the Further Shortfall Amount. Within five Business Days after the Shortfall Amount has been paid to the

Purchaser, the Escrow Agent shall release the full amount of the Adjustment Escrow Amount remaining on such date, if any, and pay such amount to the Sellers’ Representative (on behalf of the Sellers and to be distributed by the Sellers’ Representative to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage).
1.9    Payoff of Indebtedness
At the Closing, the Purchaser shall repay, or cause to be repaid, on behalf of the Target Companies, all obligations in respect of all Funded Indebtedness of the Target Companies set forth in the Estimated Closing Statement by wire transfer of immediately available funds as directed by the holders of such Indebtedness, and S/T Group shall deliver to the Purchaser all appropriate payoff letters and make arrangements to deliver UCC-3 termination statements or similar documents evidencing the termination of all Liens of the assets of the Target Companies held by the lenders of such Indebtedness.
1.10    Withholding
Notwithstanding anything in this Agreement to the contrary, each of the Purchaser, any Acquired Company and the Sellers’ Representative, as applicable, shall be entitled to deduct and withhold, or cause to be deducted or withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
1.11    Units; Ownership Percentages
Each Seller acknowledges and agrees and represents and warrants to each other Seller and to the Sellers’ Representative that (i) the numbers of Class A Units, Vested Class B Hurdle 1 Units and Vested Class B Hurdle 2 Units, in each case, to the extent applicable to such Seller, set forth opposite such Seller’s name under the columns titled “Class A Units,” “Vested Class B Hurdle 1 Units,” and “Vested Class B Hurdle 2 Units,” respectively, in the table included on Exhibit B is true and correct, (ii) the Fully Diluted Ownership Percentage set forth opposite such Seller’s name under the column titled “Fully Diluted Ownership Percentage” in the table included on Exhibit B is true and correct, and (iii) the proceeds payable to such Seller at Closing set forth opposite such Seller’s name under the column titled “Adjusted Closing Amount” in the table included on Exhibit B is true and correct.  Each Seller further acknowledges to each other Seller and to the Sellers’ Representative that upon receipt of the proceeds payable to such Seller at Closing set forth opposite such Seller’s name under the column titled “Adjusted Closing Amount” in the table included on Exhibit B, plus such Seller’s Fully Diluted Ownership Percentage of the Indemnity Escrow Amount (to the extent any of the Indemnity Escrow Amount is to be distributed to the Sellers in accordance with Section 9.8), the Adjustment Escrow Amount (to the extent any of the Adjustment Escrow Amount is to be distributed to the Sellers in accordance with Section 1.8(h)), the Sellers’ Representative Reserve Amount (to the extent any of the Sellers’ Representative Reserve Amount is to be distributed to the Sellers in accordance with Section 10.5), and any refunds of, or credits with respect to, Taxes (including any credit for overpayment of

Taxes) of the Target Companies or the Blocker Companies for any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date) (to the extent any such refunds of, or credits with respect to, Taxes are to be distributed to the Sellers in accordance with Sections 7.1(c) and 7.4) plus any interest received with respect thereto from an applicable Tax Authority (including any such refunds or credits arising by reason of amended Tax Returns filed after the Closing Date), in each case, less applicable withholding, such Seller will have received the full payment to which it is entitled with respect to all Acquired Equity Interests owned by such Seller, and that such consideration will be paid without interest.
ARTICLE II
REPRESENTATIONS AND WARRANTIES REGARDING THE SELLERS
Except as disclosed in the disclosure schedules delivered by the Sellers to the Purchaser immediately prior to the execution of this Agreement (the “Seller Disclosure Schedules”) (it being agreed that (a) the lack of any specific reference to the Seller Disclosure Schedules in this Agreement shall not limit the right of the Sellers to qualify any representation or warranty by listing such item or qualification in the corresponding section or subsection of the Seller Disclosure Schedules, and (b) the disclosure of any item in any section or subsection of the Seller Disclosure Schedules shall be deemed disclosure with respect to any other representation or warranty of the Sellers or the Acquired Companies to which the relevance of such item is readily apparent on its face), each Seller represents and warrants, solely with respect to itself, himself or herself, as the case may be, to the Purchaser as follows:
2.1    Organization; Qualification, etc.
If such Seller is an entity, it (a) is a legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, (b) has all requisite limited liability company, limited partnership or corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing as a foreign limited liability company, limited partnership, corporation or other entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not prevent or impair such Seller’s ability to consummate the transactions contemplated hereby.
2.2    Authority; Execution and Delivery; Enforceability
If such Seller is an entity, it has all requisite limited liability company, limited partnership or corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. If such Seller is an entity, the execution and delivery by such Seller of this Agreement has been and, in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby and thereby have been or, in the case of the Related Documents to which it will be a party, will be when delivered, duly authorized by all requisite limited liability company, limited partnership or corporate action on the part of such Seller. If such Seller is a natural person, he or she has all requisite legal capacity to execute and deliver this Agreement and each of the Related Documents to which he or she will be a party and to consummate the transactions contemplated hereby and thereby. This Agreement has been, and upon execution and delivery, each of the Related Documents to which such Seller will be a party will be, duly and validly executed and delivered by such Seller. This Agreement constitutes, and upon execution and delivery, each of the Related Documents to which such Seller will be a party will constitute, assuming that this Agreement and each of the Related Documents to which such Seller will be a party have been duly authorized, executed and delivered by the other parties thereto, a valid and binding obligation of such Seller enforceable against it in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.
2.3    Ownership of Acquired Equity Interests; Title
Such Seller owns the Acquired Equity Interests set forth opposite such Seller’s name in Section 2.3 of the Seller Disclosure Schedules of record, beneficially and with good and valid title free and clear of any and all Liens (other than restrictions imposed by securities laws applicable to unregistered securities generally and restrictions on transfer set forth in the S/T Group Operating Agreement). Such Acquired Equity Interests are validly issued, fully paid and nonassessable. Other than such Acquired Equity Interests, such Seller owns no Equity Interest in any Acquired Company or the Operating Company or any other option, warrant, right, call, commitment or right to have any Equity Interest in any Acquired Company or the Operating Company. Other than this Agreement, the S/T Group Operating Agreement and the Related Documents, (a) such Seller is not a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of such Acquired Equity Interests, and (b) such Seller is not bound by any Contract restricting its right to transfer the Acquired Equity Interests.
2.4    No Conflict; Consents
(a)    Except as set forth in Section 2.4(b) of the Seller Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by such Seller, and the consummation by such Seller of the transactions contemplated hereby and thereby, will not (i) result in any breach or violation of, or default under, require consent, notification or approval under, or give rise to a right of termination or cancellation of any obligation or right under, any Permits or Contracts binding upon such Seller or any of its assets or properties, or result in the creation of any Lien upon any of the properties or assets of such Seller, (ii) if such Seller is an entity, conflict with or result in any violation of any provision of the certificate of formation, limited liability company agreement, certificate of limited partnership, limited partnership agreement, certificate of incorporation or bylaws (or other comparable governing documents), in each case as amended, of such Seller, or (iii) assuming that the Consents, filings, registrations and notifications referred to in Section 2.4(b) below or in Section 2.4(b) of the Seller Disclosure Schedules are duly made or obtained, as the case may be, conflict with or violate in any material respect any Laws applicable to such Seller or by which any property or asset of such Seller is subject or bound, other than, in the case of clause (i) above, any such violations, breaches, defaults, consents, notifications, approvals, rights of termination or cancellation, Liens or conflicts that would not prevent nor impair such Seller’s ability to consummate the transactions contemplated hereby.
(b)    Except as set forth in Section 2.4(b) of the Seller Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by such Seller, and the consummation by such Seller of the transactions contemplated hereby and thereby, will not require any Consent of, or filing or registration with or notification to, any Governmental Authority.
2.5    Litigation
As of the date hereof, there are no Proceedings pending or, to the Knowledge of such Seller, threatened by or against or affecting such Seller or any of its Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which such Seller or any of its Affiliates, or any of their respective assets or properties, are bound, in all cases, that would reasonably be expected to prevent or impair the ability of such Seller to perform its obligations under this Agreement.
2.6    Finders or Brokers
Such Seller has not engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee, commission or expense reimbursement in connection with or upon consummation of the transactions contemplated hereby.
2.7    Amount Owed to Sellers
Immediately following the Closing, no Acquired Company nor the Operating Company will owe or be obligated to pay such Seller any amount, except for salary, employee benefits and bonuses, in each case, accrued prior to the Closing in the ordinary course of business.
ARTICLE III
REPRESENTATIONS AND WARRANTIES REGARDING THE BLOCKER COMPANIES
Except as disclosed in the disclosure schedules delivered by the Blocker Companies to the Purchaser immediately prior to the execution of this Agreement (the “Blocker Company Disclosure Schedules”) (it being agreed that (a) the lack of any specific reference to the Blocker Company Disclosure Schedules in this Agreement shall not limit the right of the Blocker Companies to qualify any representation or warranty by listing such item or qualification in the corresponding section or subsection of the Blocker Company Disclosure Schedules, and (b) the disclosure of any item in any section or subsection of the Blocker Company Disclosure Schedules shall be deemed disclosure with respect to any other representation or warranty of the Sellers or the Acquired Companies to which the relevance of such item is readily apparent on its face), each Blocker Company represents and warrants, solely with respect to itself, to the Purchaser as follows:
3.1    Organization; Qualification, etc.
Such Blocker Company (a) is a legal entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (b) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be material to such Blocker Company. The organizational or governing documents (and all amendments thereto) of such Blocker Company, as made available to the Purchaser, are complete and correct and are in full force and effect. Section 3.1 of the Blocker Company Disclosure Schedules contains a correct and complete list of the jurisdictions in which each Blocker Company is qualified or registered to do business as a foreign entity.
3.2    Authority; Execution and Delivery; Enforceability
Such Blocker Company has all requisite corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such Blocker Company of this Agreement has been and, in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby and thereby have been or, in the case of the Related Documents to which it will be a party, will be when delivered, duly authorized by all requisite corporate action on the part of such Blocker Company. This Agreement has been, and upon execution and delivery, each of the Related Documents to which such Blocker Company will be a party will be, duly and validly executed and delivered by such Blocker Company. This Agreement constitutes, and upon execution and delivery, each of the Related Documents to which such Blocker Company will be a party will constitute, assuming that this Agreement and each of the Related Documents to which such Blocker Company will be a party have been duly authorized, executed and delivered by the other parties thereto, a valid and binding obligation of such Blocker Company enforceable against it in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.
3.3    Ownership of S/T Group Interests; Title
Such Blocker Company owns the S/T Group Interests set forth opposite such Blocker Company’s name in Section 3.3 of the Blocker Company Disclosure Schedules of record, beneficially and with good and valid title free and clear of any and all Liens (other than restrictions imposed by securities laws applicable to unregistered securities generally and restrictions on transfer set forth in the S/T Group Operating Agreement). Such S/T Group Interests are validly issued, fully paid and nonassessable. Other than such S/T Group Interests, such Blocker Company owns no Equity Interest in any Acquired Company or the Operating Company or any other Person, or any option, warrant, right, call, commitment or right to have any Equity Interest issued in the Acquired Company, the Operating Company or any other Person. Other than this Agreement, the S/T Group Operating Agreement and the Related Documents, (a) such Blocker Company is not a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of such S/T Group Interests, and (b) such Blocker Company is not bound by any Contract restricting its right to transfer the S/T Group Interests.
3.4    Capitalization of the Blocker Companies
Section 3.4 of the Blocker Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of the authorized and the issued and outstanding equity interests of the Blocker Companies. All issued and outstanding equity interests of such Blocker Company have been duly authorized and validly issued, were not issued in violation of any preemptive rights, and are owned, directly or indirectly, by the applicable Seller, free and clear of any and all Liens (other than restrictions imposed by securities laws applicable to unregistered securities generally). Except as set forth in Section 3.4 of the Blocker Company Disclosure Schedules, there are no outstanding (i) securities convertible into or exchangeable for membership interests or other ownership interests of the Blocker Companies, (ii) options, warrants, calls or other rights to purchase, or subscribe for membership interests or other ownership interests of the Blocker Companies or (iii) Contracts of any kind by which any Blocker Company is subject or bound requiring the issuance after the date of this Agreement of (A) any membership interests or any other ownership interests of the Blocker Companies, (B) any convertible or exchangeable security of the type referred to in clause (i), or (C) any options, warrants, calls or rights of the type referred to in clause (ii). There are no (x) outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to such Blocker Company, or (y) dividends that have accrued or been declared but are unpaid on the Equity Interests of such Blocker Company. Except as set forth on Section 3.4 of the Blocker Company Disclosure Schedules, no Blocker Company has ever purchased, redeemed or otherwise acquired any Equity Interests of any Blocker Company. All redemptions or transfers of Equity Interests of the Blocker Companies since December 31, 2014, are set forth on Section 3.4 of the Blocker Company Disclosure Schedule. Section 3.4 of the Blocker Company Disclosure Schedules sets forth all amounts of Indebtedness of the Blocker Companies outstanding as of the date hereof.
3.5    No Conflict; Consents
(a)    Except as set forth in Section 3.5(a) of the Blocker Company Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by such Blocker Company, and the consummation by such Blocker Company of the transactions contemplated hereby and thereby, will not (i) result in any breach or violation of, or default under, require consent, notification or approval under, or give rise to a right of termination or cancellation of any obligation or right under, any Permits or Contracts binding upon such Blocker Company or any of its assets or properties or result in the creation of any material Lien upon any of the properties or assets of such Blocker Company, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws (or other comparable governing documents), in each case as amended, of such Blocker Company, or (iii) assuming that the Consents, filings, registrations and notifications referred to in Section 3.5(b) below or in Section 3.5(b) of the Blocker Company Disclosure Schedules are duly made or obtained, as the case may be, conflict with or violate any Laws applicable to such Blocker Company or by which any property or asset of such Blocker Company is subject or bound.
(b)    Except as set forth in Section 3.5(b) of the Blocker Company Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by such Blocker Company, and the consummation by such Blocker Company of the transactions contemplated hereby and thereby, will not require any Consent of, or filing or registration with or notification to, any Governmental Authority.
3.6    No Operations or Liabilities
Such Blocker Company was formed solely for the purpose of owning membership interests in S/T Group.  Except for (a) obligations arising from the S/T Group Operating Agreement, (b) obligations arising under this Agreement, any Related Document and any other obligations, agreements or arrangements contemplated by this Agreement or any Related Document, and (c) the ownership of membership interests in S/T Group and having rights and obligations with respect to such ownership, such Blocker Company has not incurred any liabilities (other than income or franchise Taxes or other administrative expenses or Indebtedness for borrowed money, none of which will be outstanding immediately following the Closing or constitute continuing obligations of such Blocker Company following the Closing) or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

3.7    Litigation
There are no Proceedings pending or, to the Knowledge of such Blocker Company, threatened, nor have there been any proceedings in the past, by or against or affecting such Blocker Company, and there are no orders, writs, judgments, injunctions, decrees or awards by which such Blocker Company, or any of its assets or properties, are bound.
3.8    Finders or Brokers
Such Blocker Company has not engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee, commission or expense reimbursement in connection with or upon consummation of the transactions contemplated hereby.
3.9    Taxes
Except as set forth in Section 3.9(a) of the Blocker Company Disclosure Schedules:
(a)    it has prepared and timely filed all U.S. federal, state and local income Tax Returns and all other material Tax Returns (taking into account any extension to file such Tax Returns) required to be filed by it, and all such Tax Returns are true, correct and complete in all material respects;
(b)    it has paid all Taxes shown as due on such filed Tax Returns and all material Taxes otherwise due and payable by it;
(c)    there are no audits, examinations, investigations or other proceedings pending or threatened by any Tax Authority in writing in respect of Taxes or Tax matters of such Blocker Company;
(d)    no waivers or extensions of any statute of limitations have been granted or requested with respect to any Taxes of such Blocker Company;
(e)    it has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party;
(f)    it has not received from any Tax Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;

(g)    it has not received any written claim from any Tax Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;
(h)    there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of its assets;
(i)    Since August 31, 2013, it has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code;
(j)    it has never been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code;
(k)    it has not received or requested any ruling from, or executed or entered into any agreement with, a Tax Authority, including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Law;
(l)    it does not have any liability for the Taxes of any Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor;
(m)    it is not a party to or bound by any agreement the principal purpose of which is to allocate or share liability for Taxes;
(n)    it will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, made on or prior to the Closing Date, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or (vi) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Tax Law); and
(o)    Section 3.9(o) of the Blocker Company Disclosure Schedules contains a true and complete schedule setting forth each Blocker Company’s tax basis in the partnership interests of the Target Companies as of December 31, 2015.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES REGARDING THE TARGET COMPANIES
Except as disclosed in the disclosure schedules delivered by S/T Group to the Purchaser immediately prior to the execution of this Agreement (the “Target Company Disclosure Schedules”) (it being agreed that (a) the lack of any specific reference to the Target Company Disclosure Schedules in this Agreement shall not limit the right of S/T Group to qualify any representation or warranty by listing such item or qualification in the corresponding section or subsection of the Target Company Disclosure Schedules, and (b) the disclosure of any item in any section or subsection of the Target Company Disclosure Schedules shall be deemed disclosure with respect to any other representation or warranty of the Sellers or the Acquired Companies to which the relevance of such item is readily apparent on its face), S/T Group represents and warrants to the Purchaser as follows:
4.1    Organization; Qualification, etc.
Each Target Company (a) is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization, (b) has all requisite limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and in good standing as a foreign limited liability company in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not be material to the Target Companies. The organizational or governing documents (and all amendments thereto) of each Target Company, as made available to the Purchaser, are complete and correct and are in full force and effect. Section 4.1 of the Target Company Disclosure Schedules contains a correct and complete list of the jurisdictions in which each Target Company is qualified or registered to do business as a foreign limited liability company.
4.2    Authority; Execution and Delivery; Enforceability
Each Target Company has all requisite limited liability company power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by S/T Group of this Agreement has been and, in the case of the Related Documents to which any Target Company will be a party, will be when delivered, and the consummation of the transactions contemplated hereby and thereby have been or, in the case of the Related Documents to which any Target Company will be a party, will be when delivered, duly authorized by all requisite limited liability company action on the part of such Target Company. This Agreement has been, and upon execution and delivery, each of the Related Documents to which any Target Company will be a party will be, duly and validly executed and delivered by such Target Company. This Agreement constitutes, and upon execution and delivery, each of the Related Documents to which any Target Company will be a party will constitute, assuming that this Agreement and each of the Related Documents to which any Target Company will be a party have been duly authorized, executed and delivered by the other parties thereto, a valid and binding obligation of such Target Company enforceable against it in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.
4.3    Capitalization of the Target Companies
(a)    S/T Group owns its membership interest in the Operating Company of record, beneficially and with good and valid title free and clear of any and all Liens (other than restrictions imposed by securities laws applicable to unregistered securities generally). All of the Operating Company’s outstanding membership interests have been duly authorized and validly issued and were not issued in violation of any preemptive rights.
(b)    Other than this Agreement, the S/T Group Operating Agreement and the Related Documents, (i) no Target Company is a party to any voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any membership interest or any other equity interest of any Target Company, and (ii) S/T Group is not bound by any Contract restricting its right to transfer its membership interest in the Operating Company.
(c)    Section 4.3(c) of the Target Company Disclosure Schedules sets forth, as of the date of this Agreement, a true and complete list of the authorized and the issued and outstanding membership interests of the Target Companies. All issued and outstanding membership interests of S/T Group have been duly authorized and validly issued, and were not issued in violation of any preemptive rights. Except as set forth in Section 4.3(c) of the Target Company Disclosure Schedules, there are no outstanding (i) securities convertible into or exchangeable for membership interests or other ownership interests of the Target Companies, (ii) options, warrants, calls or other rights to purchase, or subscribe for membership interests or other ownership interests of the Target Companies or (iii) Contracts of any kind by which any Target Company is subject or bound requiring the issuance after the date of this Agreement of (A) any membership interests or any other ownership interests of any Target Company, (B) any convertible or exchangeable security of the type referred to in clause (i), or (C) any options, warrants, calls or rights of the type referred to in clause (ii). There are no (x) outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to any Target Company, or (y) dividends that have accrued or been declared but are unpaid on the Equity Interests of any Target Company. Except as set forth on Section 4.3(c) of the Target Company Disclosure Schedule, since August 31, 2013, no Target Company has ever purchased, redeemed or otherwise acquired any shares of Equity Interests of any Target Company. All redemptions or transfers of Equity Interests of the Target Companies since December 31, 2014 are set forth on Section 4.3(c) of the Target Company Disclosure Schedule. Section 4.3(c) of the Target Company Disclosure Schedules sets forth all amounts of Indebtedness of the Target Companies outstanding as of the date hereof.
(d)    Except for S/T Group’s direct interest in the Operating Company, no Target Company owns, directly or indirectly, any Equity Interest or other interest or investment in the form of equity in, and no Target Company is subject to any obligation or requirement to provide for or make any investment in, any Person. No Target Company holds any option, warrant, right, call, commitment or right to have any Equity Interest issued.
(e)    The Fully Diluted Ownership Percentages set forth in the table entitled “Units, Ownership Percentages, Adjusted Closing Amounts” in Exhibit B attached hereto, and the information presented therein, are true and correct. No Target Company is the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.
4.4    No Conflict; Consents

(a)    Except as set forth in Section 4.4(b) of the Target Company Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by the Target Companies, as applicable, and the consummation by the Target Companies, as applicable, of the transactions contemplated hereby and thereby, will not (i) result in any breach or violation of, or default under, require consent, notification or approval under, or give rise to a right of termination or cancellation of any obligation or right under, any Permits or Contracts binding upon any Target Company or any of their respective assets or properties or result in the creation of any Lien upon any of the properties or assets of any Target Company, (ii) conflict with or result in any violation of any provision of the certificate of formation or limited liability company agreement (or other comparable governing documents), in each case as amended, of any Target Company, or (iii) assuming that the Consents, filings, registrations and notifications referred to in Section 4.4(b) below or in Section 4.4(b) of the Target Company Disclosure Schedules are duly made or obtained, as the case may be, conflict with or violate any Laws applicable to any Target Company or by which any property or asset of any Target Company is subject or bound, other than, in the case of clauses (i) and (iii) above, any such violations, breaches, defaults, consents, notifications, approvals, rights of termination or cancellation, Liens or conflicts that would not be material to the Target Companies.
(b)    Except as set forth in Section 4.4(b) of the Target Company Disclosure Schedules, the execution, delivery and performance of this Agreement and any Related Documents by the Target Companies, as applicable, and the consummation by the Target Companies, as applicable, of the transactions contemplated hereby and thereby, will not require any Consent of, or filing or registration with or notification to, any Governmental Authority under applicable Law.
4.5    Financial Statements
Section 4.5 of the Target Company Disclosure Schedules contains true and complete copies of (i) the audited consolidated balance sheet of S/T Group as of December 31, 2015, December 31, 2014 and December 31, 2013, and the related audited consolidated statements of income, members’ equity and cash flows for the years then ended (the “Audited Financial Statements”) and (ii) an unaudited consolidated balance sheet of S/T Group as of February 29, 2016, and the related unaudited consolidated statements of income, members’ equity and cash flows for the two-month period then ended (such date, the “Interim Balance Sheet Date,” and such statements, the “Interim Financial Statements”). The Interim Financial Statements together with the Audited Financial Statements are referred to herein as the “Financial Statements.” Except as specified in Section 4.5 of the Target Company Disclosure Schedules, the Financial Statements have been prepared in accordance with GAAP consistently applied during the periods involved from the books and records of the Target Companies, and such books and records have been maintained on a basis consistent with GAAP. The Financial Statements fairly present, in all material respects, the consolidated financial position and the results of operations and cash flows of the Target Companies, taken as a whole, as of the dates and for the periods indicated therein (except, in the case of the Interim Financial Statements, for the absence of footnotes and other presentation items and for normal year-end adjustments, which shall not, in the aggregate, be material). The Target Companies maintain accurate books and records reflecting each of their assets and liabilities and maintain proper and adequate internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with GAAP.

4.6    No Undisclosed Liabilities
Except (a) to the extent reflected or reserved against on the balance sheet included in the Interim Financial Statements, (b) for liabilities and obligations arising under this Agreement and any Related Document or the performance by the Target Companies of their respective obligations in accordance with the terms of this Agreement and any Related Document, (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the Interim Balance Sheet Date, (d) for fees and expenses of appraisers, investment bankers, attorneys, accountants and other consultants engaged by a Target Company in connection with the transactions contemplated by this Agreement which will be Seller Transaction Expenses, or (e) post-Closing liabilities under any Contracts provided that such liabilities do not arise from breaches of such Contracts prior to Closing, no Target Company has any liabilities or obligations (whether absolute, accrued, contingent or otherwise) in the aggregate in excess of $50,000.
4.7    Compliance with Laws; Permits
(a)    Except as set forth in Section 4.7(a) of the Target Company Disclosure Schedules, each Target Company (i) is (and has been at all times since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years) in compliance in all material respects with and are not, in any material respect, in default under or in violation of Law applicable to such Target Company or its respective businesses or by which any property or asset of a Target Company is bound, and (ii) since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years, has not received written notice of or alleging any violation of Law from any Governmental Authority. No Target Company has received any written notice that it is under investigation with respect to, and, to the Knowledge of S/T Group, no Target Company is otherwise now under investigation with respect to, any violation of applicable Law or other requirement of any Governmental Authority.
(b)    No Target Company, nor, to the Knowledge of S/T Group, any of the Target Companies’ respective directors or officers or any other Persons acting on a Target Company’s behalf has, directly or indirectly, in connection with the operation of the Business, (i) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to government officials, candidates or members of political parties or organizations, or established or maintained any unlawful or unrecorded funds in violation of any applicable foreign, federal or state Law or (ii) paid, accepted or received any unlawful contributions, payments, expenditures or gifts.
(c)    (i) The Target Companies are in possession of all material franchises, tariffs, grants, authorizations, licenses, permits, consents, certificates, approvals and orders of any Governmental Authority necessary for the Target Companies to own, lease and operate their properties and assets or to carry on the Business as it is now being conducted (the “Permits”); (ii) as of the date of this Agreement, the Target Companies are in possession of all Permits; (iii) as of the date of this Agreement, all Permits are valid and are in full force and effect; (iv) no suspension, cancellation or non-renewal of any of the Permits is pending or, to the Knowledge of S/T Group, threatened; (v) except as would not be material to the Target Companies, the Target Companies are not, and since August 31, 2013, and, to the Knowledge of S/T Group, in the past five (5) years, have not been, in violation or breach of, or default under, any Permit, and no Target Company has been notified in writing that any Permit may not in the ordinary course be renewed upon its expiration; (vi) the transactions contemplated by this Agreement shall not adversely affect any Permit, or require consent from, or notice to, any Governmental Authority; and (vii) no event or condition has occurred or exists which would reasonably be expected to result in a violation of, breach of, loss of a benefit under or non-renewal of, any Permit (in each case, with or without notice, the lapse of time or both).
(d)    The Target Companies are (and since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years, have been) in compliance, in all material respects, with all applicable Laws relating to the importation of merchandise into the United States. The Target Companies’ origin declarations with respect to the conduct of the Business are (and since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years, have been) accurate in all material respects and based on the exercise of reasonable care. The Target Companies have not received any written, or to the Knowledge of S/T Group, oral, communication with respect to the conduct of the Business since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years, from United States Customs and Border Protection that: (i) alleges that the Target Companies are not in compliance with any applicable Law; (ii) excludes merchandise; or (iii) asserts that the Target Companies owe additional duties, liquidated damages, penalties or fees.
(e)    Except as set forth in Section 4.7(a) of the Target Company Disclosure Schedules, all products sold by the Target Companies are (and have been at all times since August 31, 2013, and, to the Knowledge of S/T Group, during the past five (5) years) in compliance in all material respects with the U.S. Consumer Product Safety Act, the Flammable Fabrics Act, the Hazardous Substances Act, and all rules and regulations of the U.S. Consumer Product Safety Commission as well as all state Laws relating to product safety and related matters.
4.8    Employee Benefit Plans
(a)    Section 4.8(a) of the Target Company Disclosure Schedules lists all Benefit Plans as of the date of this Agreement. “Benefit Plans” means (i) all compensation or employee benefit plans, programs, policies, agreements or other arrangements (whether or not “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and whether or not subject to ERISA), providing cash- or equity-based incentives, health, medical, dental, disability, accident or life insurance, vacation, sick leave, paid time off, severance, retirement, pension, savings, deferred compensation, retention, change in control, or any other employee benefits or fringe benefits, which are sponsored, maintained or contributed to by any Target Company, or which any Target Company has any obligation to sponsor, maintain or contribute to, for the benefit of current or former employees, officers, directors, leased employees, independent contractors, or consultants of any Target Company or with respect to which any Target Company has any liability whatsoever; and (ii) all employee and consultant agreements pursuant to which any Target Company is obligated to provide compensation, vacation, severance, change in control or other benefits to any current or former officer, employee, leased employee, independent contractor, or consultant of any Target Company (the “Employment Agreements”).

(b)    No action, dispute, suit, claim, arbitration, or legal, administrative or other proceeding or governmental action (other than claims for benefits in the ordinary course) is pending or, to the Knowledge of S/T Group, threatened with respect to any Benefit Plan by any current or former employee, officer, leased employee, independent contractor, consultant or director of any Target Company. No Target Company or, to the Knowledge of S/T Group, any other Person has engaged in any transaction with respect to any Benefit Plan that would be reasonably likely to subject any of the Target Companies to any material Taxes or penalty (civil or otherwise) imposed by ERISA, the Code or other applicable Law. Except as required to maintain the tax-qualified status of any Benefit Plan intended to qualify under Section 401(a) of the Code, no condition or circumstance exists that would prevent the amendment or termination of any Benefit Plan.
(c)    Each Benefit Plan has been established, maintained and administered in substantial compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto. The form of each Benefit Plan intended to be qualified under Section 401(a) or 401(k) of the Code is the subject of an opinion or advisory letter from the United States Internal Revenue Service that has not been revoked and no fact or event has occurred that could reasonably be expected to affect adversely the qualified status of any such Benefit Plan. Except as set forth in Section 4.8(c) of the Target Company Disclosure Schedules, (i) all contributions required to be made by any Target Company or any of their respective ERISA Affiliates to any Benefit Plan and all premiums due or payable with respect to Insurance Policies funding any Benefit Plan, for any period have been timely made or paid in full, (ii) the Target Companies have made appropriate entries in their financial records and statements for obligations and liabilities under Benefit Plans that have accrued but are not due, (iii) all filings required by ERISA and the Code as to each Benefit Plan have been timely filed, and all notices and disclosures to participants required by either ERISA or the Code have been timely provided, and (iv) no event has occurred or condition exists that would reasonably be expected to result in a material increase in the level of such amounts paid for the most recently ended fiscal year. No Target Company has filed, or is considering filing, an application under the IRS Employee Plans Compliance Resolution System or the Department of Labor’s Voluntary Fiduciary Correction Program with respect to any Benefit Plan, and no event has occurred that would serve as the basis for such a filing.
(d)    There are no Benefit Plans subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No Benefit Plan is subject to the laws of a jurisdiction other than the United States (whether or not United States Law also applies).
(e)    Except as set forth in Section 4.8(e) of the Target Company Disclosure Schedules, none of the Benefit Plans provide that the execution of this Agreement or consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (whether contingent or otherwise), (i) accelerate the time of payment or vesting, result in any funding, or increase the amount of any payment, compensation or benefit due any director, manager, employee, independent contractor, consultant or officer of any Target Company, except as expressly provided in this Agreement, (ii) result in any new or increased contribution required to be made to any Benefit Plan, or (iii) provide for any such director, officer, employee or service provider to be entitled to a gross-up, make whole or other payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with any Target Company. Except as set forth in Section 4.8(e) of the Target Company Disclosure Schedules, no Benefit Plan provides for the payment of severance, termination, change in control or similar-type payments or benefits.
(f)    With respect to each Benefit Plan, the Target Companies have provided to the Purchaser a true and complete copy (or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable: (i) the most recent plan documents constituting the Benefit Plan and all amendments thereto, (ii) any related trust agreement or other funding instrument, (iii) the most recent Internal Revenue Service determination or opinion letter, (iv) the most recent summary plan description, (v) the two most recent actuarial reports, (vi) the two most recent required Internal Revenue Service Forms 5500 and attached schedules, (vii) the two most recent certified financial statements, (viii) any materials relating to any investigation by a Governmental Authority or audit or any submissions under any voluntary compliance procedures, and (ix) any other Benefit Plan-related document requested by Purchaser. Except as specifically provided in the foregoing documents made available to Purchaser, (x) there are no amendments to any Benefit Plan that have been adopted, approved, implemented, planned, proposed or communicated that would affect any current or former employee, leased employee, independent contractor, consultant, officer or director of any Target Companies or their beneficiaries; and (y) except as required to comply with applicable Law, neither any Target Company nor any ERISA Affiliate has undertaken to make any such amendments or to adopt or approve any new Benefit Plan covering current or former employees, leased employees, independent contractors, consultants, officers or directors of any of the Target Companies or their beneficiaries.
(g)    No Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and no Target Company or any other entity which together with the Target Companies would be treated as a single employer under Section 4001 of ERISA or Section 414 of the Code (each, an “ERISA Affiliate”) has sponsored or contributed to, or had any liability or obligation in respect of, any (i) Multiemployer Plan or (ii) any multiple employer plan within the meaning of Section 414(c) of the Code.
(h)    No Target Company or any of their respective ERISA Affiliates has any material liability with respect to an obligation to provide or maintain any Benefit Plan that provides life, health or other non-pension benefits to any Person beyond their retirement or other termination of service other than coverage mandated by COBRA or state Law. Except as would not be reasonably expected to result in more than a de minimis liability to any Target Company, the Target Companies have complied with, and have administered all group health plans in compliance with, (i) the applicable requirements of Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code (“COBRA”), and (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations promulgated thereunder.
(i)    Each Target Company and each Benefit Plan that is a group health plan is (and since March 23, 2010, has been) in compliance with the Patient Protection and Affordable Care Act, as amended, and all regulations and guidance issued thereunder (collectively, the “Healthcare Reform Laws”). As part of complying with the Healthcare Reform Laws, for all periods on and after January 1, 2015, each of the Target Companies has offered to all of its “full-time employees” “minimum essential coverage” that provides “minimum value” and is “affordable” (within the meanings given such terms in Section 4980H(b) of the

Code). Each Target Company has maintained all records necessary to demonstrate (i) the determination of “full-time employee, “part-time employee”, “variable hour employee”, and “seasonal employee” status (within the meanings given such terms in Section 4980H of the Code and the final regulations thereunder) of all employees employed by each of the Target Companies from January 1, 2015, through the Closing Date; and (ii) the offer for 2015 and 2016 to all “full-time employees” of “minimum essential coverage” that provides “minimum value” and is “affordable”. No later than March 31, 2016, each of the Target Companies provided to each of its “full-time employees” and any other employee with group health coverage during 2015 an IRS Form 1095-C that was properly completed, and except as described on Section (4.8(i) of the Target Company Disclosure Schedules, has transmitted all of its IRS Forms 1095-C to the IRS with a properly completed Form 1094-C. No event has occurred, and no condition or circumstance exists, that could reasonably be expected to subject a Target Company or any Company Health Plan to penalties or excise taxes under Sections 4980D, 4980H, or 4980J of the Code or any other provision of the Healthcare Reform Laws.
(j)    Except as would not be reasonably expected to result in more than a de minimis liability to any Target Company, each Benefit Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that a Target Company is a party to has been operated and administered since January 1, 2005 in compliance with Section 409A of the Code and any proposed and final guidance under Section 409A of the Code.
(k)    No Target Company has any unfunded liabilities pursuant to any Benefit Plan which is an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is not intended to be qualified under Section 401(a) of the Code.
(l)    The Target Companies have provided to the Purchaser correct and complete copies of each Employment Agreement to which a Target Company is a party, or by which any of them is otherwise bound. Each such Employment Agreement is legal, valid, binding and enforceable in accordance with its respective terms with respect to the applicable Target Company and the employee or contractor party thereto. There is no existing default or breach of a Target Company, as applicable, under any Employment Agreement (or event or condition that, with notice or lapse of time or both could constitute a default or breach) and there is no such default or breach (or event or condition that, with notice or lapse of time or both, could constitute a default or breach) with respect to any third party to any Employment Agreement.
4.9    Related Person Transactions
(a)    Except as set forth in Section 4.9(a) of the Target Company Disclosure Schedules, as of the date of this Agreement, no Seller (other than Golub LLC, Golub Capital, Golub Equity, Golub Lending or Golub Blocker) or officer or director of any Target Company and, to the Knowledge of S/T Group, no parent, child, sibling or spouse of any such officer or director (each, a “Related Person”):
(i)    owns directly or indirectly (other than through any equity interest in the Acquired Companies, the Operating Company or any of the Sellers) in whole or in part, or has any direct or indirect interest (other than through any equity interest in the Acquired Companies, the

Operating Company or any of the Sellers) in, any tangible property that any Target Company owns or leases;
(ii)    has outstanding any Indebtedness to any Acquired Company or the Operating Company; or
(iii)    other than Benefit Plans disclosed on Section 4.8(a) of the Target Company Disclosure Schedules, has any interest in any Contract with a Target Company.
(b)    Except as set forth in Section 4.9(b) of the Target Company Disclosure Schedules, all agreements and other relationships between any Target Company, on the one hand, and any of its Related Persons or Affiliates (other than the other Acquired Companies or the Operating Company but including Golub LLC, Golub Capital, Golub Equity, Golub Lending and Golub Blocker), on the other hand, are conducted on terms and conditions that are materially similar to those terms and conditions had such arrangements been negotiated on an arm’s-length basis.
4.10    Absence of Certain Changes or Events
Since December 31, 2014 through the date of this Agreement, except as set forth in Section 4.10 of the Target Company Disclosure Schedules, (A) the Business has been conducted in the ordinary course of business consistent with past practice, and (B) there have not been any facts, circumstances, events, changes, effects or occurrences that have had a Material Adverse Effect. In addition, without limiting the generality of the foregoing, except as set forth in Section 4.10 of the Target Company Disclosure Schedules, since December 31, 2014 through the date of this Agreement, no Target Company has:
(a)    disposed of or permitted to lapse any right to the use of any Intellectual Property;
(b)    (i) sold or transferred any asset, other than finished goods sold in the ordinary course of business consistent with past practice, (ii) granted, created, incurred or suffered to exist any material Lien on any asset of the Target Companies, (iii) written off as uncollectible any guaranteed check, note or account receivable or portion thereof, except in the ordinary course consistent with past practice, (iv) written down the value of any asset or investment on the books or records of the Target Companies, except for depreciation and amortization in the ordinary course of business consistent with past practice or (v) canceled any material debt or waived any material claim or right;
(c)    increased in any manner the base compensation of, or entered into any new bonus or incentive agreement or arrangement with, any of its employees, officers, directors, contractors or consultants;
(d)    incurred any obligation or liability (absolute, accrued or contingent) (including the guaranty of a liability or obligation of any other Person), except in the ordinary course of business consistent with past practice;

(e)    entered into, amended, waived, failed to renew or terminated any Contract required to be disclosed pursuant to Section 4.17;
(f)    made any change in accounting or cash management procedures, policies, practices or methods, except as required by applicable Law;
(g)    made any material Tax election or changed an existing Tax election in any material way; or
(h)    entered into any contract or agreement to do any of the foregoing.
4.11    Investigations; Litigation
Except as set forth in Section 4.11 of the Target Company Disclosure Schedules, there are no, and, since August 31, 2013, there have been no, Proceedings pending (or, to the Knowledge of S/T Group, threatened) by, against or involving any Target Company, the Business or their respective properties or assets. Except as disclosed in Section 4.11 of the Target Company Disclosure Schedules, as of the date hereof, there are no orders, judgments, writs, stipulations, injunctions or decrees of, or before, any Governmental Authority or arbitrator binding on any Target Company or their respective properties or assets. None of the Proceedings set forth on Section 4.11 of the Target Company Disclosure Schedules, if finally determined adversely, is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect.
4.12    Tax Matters
Except as set forth in Section 4.12(a) of the Target Company Disclosure Schedules:
(a)     the Target Companies have prepared and timely filed all U.S. federal, state and local income Tax Returns and all other material Tax Returns (taking into account any extension to file such Tax Return) required to be filed by any of them, and all such Tax Returns are true, correct and complete in all material respects;
(b)    the Target Companies have paid all Taxes shown as due on such filed Tax Returns and all material Taxes otherwise due and payable by them;
(c)    there are no audits, examinations, investigations or other proceedings pending or threatened by any Tax Authority in writing in respect of Taxes or Tax matters of any Target Company;
(d)    no waivers or extensions of any statute of limitations have been granted or requested with respect to any Taxes of any Target Company;
(e)    as used in this Agreement, (i) “Tax” or “Taxes” means (A) any and all federal, state, local or non-U.S. income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, capital stock, license, withholding, payroll, social security, unemployment, excise, severance, escheat or abandoned property, stamp, occupation, property and estimated or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, and (ii) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes (including any schedules) or attachment thereto, and including any amendment thereof;
(f)    each Target Company has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, equity holder or other third party;
(g)    no Target Company has received from any Tax Authority any written notice of proposed adjustment, deficiency, underpayment of Taxes or any other such written notice which has not been satisfied by payment or been withdrawn;
(h)    no Target Company has received any written claim from any Tax Authority in a jurisdiction where it does not file Tax Returns that it is or may be subject to taxation by that jurisdiction;
(i)    there are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Target Companies;
(j)    since the date of its formation, (i) S/T Group has been classified as a partnership (and not as a publicly traded partnership taxable as an association) for U.S. federal, and all applicable state and local, income tax purposes and (ii) the Operating Company has been classified as a disregarded entity for U.S. federal, and all applicable state and local, income tax purposes;
(k)    no Target Company is or has ever been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code;
(l)    no Target Company has received or requested any ruling from, or executed or entered into any agreement with, a Tax Authority, including any closing agreement pursuant to Section 7121 of the Code or any similar provision of Law;
(m)    no Target Company is a party to or bound by any agreement the principal purpose of which is to allocate or share liability for Taxes;
(n)    no Target Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, made on or prior to the Closing Date, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing Date, or (v) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law); and

(o)    Section 4.12(o) of the Target Company Disclosure Schedules contains a true and complete schedule setting forth the adjusted tax basis of the assets of the Target Companies as of December 31, 2015.
4.13    Labor Matters
(a)    Except as set forth in Section 4.13(a) of the Target Company Disclosure Schedules, as of the date of this Agreement, (i) no Target Company is a party to or subject to any collective bargaining agreements, works council agreements, labor union contracts, trade union agreements or other agreements (each, a “Collective Bargaining Agreement”) with any union, works council or labor organization (each, a “Union,” and collectively, “Unions”), (ii) no group of employees of any Target Company is represented by any Union for purposes of collective bargaining, (iii) no Target Company is engaged in any negotiation with any Union, (iv) there is no strike, labor dispute, work slow-down or stoppage pending or, to the Knowledge of S/T Group, threatened against any Target Company, (v) no Target Company has experienced any material work stoppage, (vi) no Target Company is the subject of any Union organization effort, and (vii) the Target Companies have complied in all respects with WARN. No Target Company has misclassified any person as (x) an independent contractor or an employee leased from another employer, rather than as an employee or independent contractor, or (y) an employee exempt from state, federal, provincial or other applicable overtime regulations.
(b)    Except as set forth in Section 4.13(b) of the Target Company Disclosure Schedules, since August 31, 2013, and, to the Knowledge of S/T Group, for the past five (5) years: (i) the Target Companies are and have been in material compliance with all applicable Laws relating to labor and employment, including all Laws relating to employment practices; the hiring, promotion, assignment, and termination of employees; discrimination; equal employment opportunities; disability; labor relations; wages and hours; hours of work; payment of wages; immigration; workers’ compensation; employee benefits; background and credit checks, working conditions; occupational safety and health; family and medical leave; or employee terminations; data privacy and data protection; classification of employees as exempt or non-exempt; and classification of Persons as employees or independent contractors; and (ii) there are no pending or, to the Knowledge of S/T Group, threatened, Proceedings against any of the Target Companies brought by or on behalf of any applicant for employment, any current or former employee, consultant, independent contractor, subcontractor, leased employee, volunteer, or “temp” of any of the Target Companies, or any group or class of the foregoing, or any Governmental Authority, in each case, in connection with an allegation of a violation of any labor or employment Laws.
4.14    Intellectual Property and Privacy
(a)    Section 4.14(a) of the Target Company Disclosure Schedules sets forth a true and complete list of all registrations and applications to register all Intellectual Property owned by or exclusively licensed to any Target Company (“Registered IP”) (including registration number, application number, patent number, filing date, issue date, mark or title, and jurisdiction), and identifies that which is owned and that which is exclusively in-licensed by each Target Company.

(b)    All application, registration, maintenance and renewal fees and filings necessary to prosecute, maintain, and renew any Registered IP owned by any Target Company have been submitted to the relevant Governmental Authority. All necessary documents, recordations and certifications for the maintenance, renewal and recordation of such Registered IP in the name of the applicable Target Company have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions. All Registered IP is enforceable, valid and subsisting. The applicable Target Company owns and has good and exclusive title in and to each item of the Company Owned Intellectual Property free and clear of any and all Liens, other than Permitted Liens. Each employee and contractor engaged by the Target Companies who has made creative contributions to Company Owned Intellectual Property is either (i) an employee for hire of the applicable Target Company or (ii) has executed an agreement that contains provisions assigning, to the extent permitted by applicable Law, exclusive rights in such Company Owned Intellectual Property to the applicable Target Company. No material Trade Secrets comprising Company Owned Intellectual Property have been the subject of any unauthorized disclosure or access, and each applicable Target Company has taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Company Owned Intellectual Property, the value of which to the applicable Target Company is contingent upon maintaining the confidentiality thereof. The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitute all of the Intellectual Property that is necessary and sufficient for the Target Companies to operate and conduct the Business in the manner in which it is currently being conducted. None of the Target Companies have granted any rights or interest in the Company Intellectual Property to a third party. No current or former employee or contractor of any of the Target Companies has any legal or enforceable right, title, or interest in any Company Intellectual Property or has the right to receive or receives a royalty fee or other compensation from any Target Company in connection with the Company Intellectual Property.
(c)    (i) As of the date hereof, no Target Company has received any written claims since January 1, 2013, that the use of the Company Intellectual Property by any Target Company has infringed or misappropriated the Intellectual Property of any other Person; (ii) there are no pending or, to the Knowledge of S/T Group, threatened, claims by any Person alleging infringement, misappropriation or violation by any Target Company or with regard to such Person’s Intellectual Property; (iii) no Target Company has made any claim of a violation, misappropriation or infringement by any Person of such Target Company’s rights to or in connection with Company Intellectual Property; and (iv) to the Knowledge of S/T Group, no third parties are infringing any Company Intellectual Property. No Company Owned Intellectual Property is subject to any Proceeding or outstanding decree, order, judgment, agreement or stipulation (i) restricting in any manner the use, transfer, sale or licensing thereof by any of the Target Companies or (ii) that may affect the validity, registrability, ownership, use or enforceability of such Company Owned Intellectual Property. The Business, as currently conducted, and the Company Owned Intellectual Property, including the Target Companies’ design, development, manufacture, marketing, distribution, and sale of the products and services of each Target Company, do not, shall not and would not infringe or misappropriate in any manner the Intellectual Property of any Person anywhere in the world or constitute unfair competition or trade practices under the Laws of any jurisdiction.
(d)    The Intellectual Property owned, used or held for use by any Target Company immediately prior to completion of the transactions contemplated by this Agreement shall be owned or available for use by such Target Company immediately after the Closing on terms and conditions identical to those existing immediately prior to the Closing and without payment (or incurring an obligation to make any payment) of fees, royalties or other expenses to a third party or consent of a third party. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of the right of any applicable Target Company to own or use any of the Company Intellectual Property as currently used in the conduct of any Target Company’s business.
(e)    The Target Companies have used and are using commercially reasonable efforts, consistent with industry standards, to ensure that the collection, use, storage, transfer and disclosure of any personally-identifiable information relating to any individual (“Personal Data”), including their respective customers and users of their respective websites (“Information Practices”), as applicable, conform in all material respects to applicable Laws concerning such Information Practices. The Target Companies have complied in all material respects with all rules, policies and procedures established by the Target Companies from time to time with respect to the collection, use, processing, storage and transfer of all Personal Data in connection with the Business. No Proceeding alleging (a) a material violation of any Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures or (b) any breach, misappropriation, or unauthorized disclosure, access, use or dissemination of any Personal Data has been asserted or, to the Knowledge of S/T Group, threatened against any of the Target Companies by any Person. Since January 1, 2013, there has not been (i) a material violation of any Person’s privacy, personal or confidentiality rights under any such rules, policies or procedures or (ii) any material breach, material misappropriation, or material unauthorized disclosure, access, use or dissemination of any Personal Data. The Information Practices regarding credit-card transactions and credit-card holder data are in material compliance with the applicable provisions of the PCI-DSS and each applicable CISP. Since January 1, 2013, no Target Company has received any written notification alleging a violation of any applicable Law relating to the collection, storage and onward transfer of Personal Data, or any allegation of third parties having unauthorized access to their computer systems, databases and records. The Target Companies have at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to reasonably ensure that any Personal Data collected by any Target Company is protected against loss and against unauthorized access, use, modification, disclosure or other misuse. Attached to Section 4.14(e) of the Target Company Disclosure Schedules are true and correct copies of the Target Companies’ privacy policies, which policies the Target Companies have complied with in all material respects.
(f)    None of the Target Companies have experienced, since August 31, 2013, and, to the Knowledge of S/T Group, in the past five (5) years, any material disruption to, or material interruption in, the conduct of the Business attributable to a defect, bug, breakdown, unauthorized access, introduction of a virus or other malicious programming, or other failure or deficiency on the part of any computer software or information technology used by any of the Target Companies. The computer systems, including computer software, computer hardware, networks, interfaces, servers, and storage devices, data communication services, computer network services, Internet access services, and mass data storage services and related information technology systems and services, which are owned, licensed, leased or used by any of the Target Companies (collectively, the “Company Systems”) are reasonably sufficient for the needs of the Business as currently conducted. The Target Companies use commercially reasonable efforts to protect the Company

Systems from becoming infected by viruses and other malicious code. The Target Companies have taken commercially reasonable steps to provide for the security, continuity and integrity of the Company Systems and the back-up and recovery of data and information stored or contained therein or accessed or processed thereby and to guard against any unauthorized access or use thereof. To the Knowledge of the S/T Group, since August 31, 2013, there have not been any unauthorized intrusions or breaches of the security of any of the Company Systems or any unauthorized access or use of any of the data or information stored or contained therein or accessed or processed thereby or that has resulted in the destruction, damage, loss, corruption, alteration or misuse of any such data or information. The Target Companies maintain commercially reasonable security, disaster recovery and business continuity plans, procedures and facilities in connection with the Business as presently conducted and act in material compliance therewith.
4.15    Title to Property and Assets
(a)    The Target Companies have valid title to, or valid leasehold interests in (as to leases) all of the assets (whether fixed or intangible) of the Target Companies, including those reflected on the Interim Financial Statements (or acquired since the date of the Interim Financial Statements), free and clear of any and all Liens, except for Permitted Liens, other than assets disposed of since the date of the Interim Financial Statements in the ordinary course of business. The property and assets of the Target Companies constitute all of the assets necessary to conduct the operations of the Business in the ordinary course of business consistent with past practice, and the property and assets of the Target Companies immediately following the Closing will constitute all of the assets necessary to conduct the operations of the Business in the ordinary course of business consistent with past practice.
(b)    All equipment and other items of tangible personal property and assets of the Target Companies (i) are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, (ii) were acquired and are usable in the ordinary course of business consistent with past practice, and (iii) conform to all Laws applicable thereto. No Person other than a Target Company owns any equipment or other tangible personal property or assets situated on the premises of the Target Companies, except for leased items that are subject to personal property leases.
(c)    No Target Company owns or has ever owned any real property.
(d)    All real and personal property leases to which any Target Company is a party are valid, binding, enforceable against the applicable Target Company and, to the Knowledge of S/T Group, the other parties thereto, and in effect in accordance with their respective terms, except to the extent that enforceability may be limited by the Bankruptcy and Equity Exception.
4.16    Insurance
Section 4.16 of the Target Company Disclosure Schedules sets forth a list of all policies of insurance maintained, owned or held by the Target Companies or to which the Target Companies are entitled to the benefit (collectively, the “Insurance Policies”), including the policy limits or amounts of coverage, deductibles or self-insured retentions, and annual premiums with respect thereto. As of the date of this

Agreement, all premiums due through the date hereof have been paid. All such Insurance Policies are in full force and effect, and no Target Company is in breach or default under any Insurance Policies, and no notice in writing of cancellation or termination has been received by any Target Company with respect to any Insurance Policy. Except as set forth in Section 4.16 of the Target Company Disclosure Schedules, all Insurance Policies will continue in effect after the Closing Date. Since August 31, 2013, no Target Company has failed to give any notice of any material claim under such Insurance Policies in due and timely fashion, nor has a Target Company ever been denied or turned down for insurance coverage since August 31, 2013. Except as set forth on Section 4.16 of the Target Company Disclosure Schedules, no Target Company has made any claim under any such policy during the two-year period prior to the date of this Agreement with respect to which an insurer has, in a written notice to a Target Company, questioned, denied or disputed or otherwise reserved its rights with respect to coverage. Section 4.16 of the Target Company Disclosure Schedules sets forth (i) a list of open claims under the Insurance Policies, and (ii) true and correct loss and claim histories under the Insurance Policies since August 31, 2013.
4.17    Material Contracts
(a)    Section 4.17 of the Target Company Disclosure Schedules sets forth a list, separated by subsection, of all of the following Contracts (x) to which any Target Company is a party as of the date of this Agreement or (y) by which any Target Company or any of their respective properties or assets are bound as of the date of this Agreement (collectively, the “Material Contracts”):
(i)    leases of personal property that require payment during their remaining term of more than $10,000;
(ii)    Contracts under which any Target Company has borrowed any money or incurred any Indebtedness from, or issued any note, bond, debenture or other evidence of Indebtedness to, any Person (other than another Acquired Company or the Operating Company);
(iii)    Contracts (A) containing a covenant limiting the freedom of any Target Company to engage in any line of business in any geographic area or to compete with any Person, (B) creating or purporting to create any exclusive relationship or arrangement, (C) limiting the freedom of any Target Company to solicit, hire or employ any Person, D) containing a “most favored nation” or similar provision, or (E) imposing, or purporting to impose, any obligations or restrictions on Affiliates of the Target Companies;
(iv)    Contracts relating to capital expenditures involving future payments in excess of $5,000 individually or $10,000 in the aggregate;
(v)    Contracts relating to the acquisition or disposition since the Interim Balance Sheet Date of any asset for consideration in excess of $10,000 other than in the ordinary course of business;
(vi)    Contracts relating to the acquisition or sale of (A) any asset other than in the ordinary course of business or (B) the capital stock, other equity interests or purchase of substantially all of the assets of any other Person, or a merger, consolidation, business combination or similar transaction;
(vii)    Contracts between (A) a Target Company, on the one hand, and (B) any of its Related Persons, any Seller or any of their respective Affiliates, on the other hand;
(viii)    Contracts with any Person (A) that provided for payments to or from any Target Company in excess of $75,000 during the 12-month period ended on the last day of the calendar month immediately preceding the date hereof or (B) that is reasonably expected to provide for payments to or from any Target Company in excess of $75,000 during any 12-month period commencing on or after January 1, 2015;
(ix)    Contracts granting any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any assets;
(x)    Contracts with any agent, distributor or representative that are not terminable without penalty on thirty (30) days’ or less notice;
(xi)    Contracts (A) with respect to any Company Intellectual Property licensed or transferred to any third Person, (B) pursuant to which a third party has licensed or transferred any Intellectual Property to any Target Company (excluding any shrink-wrap or click-wrap license for computer software that is generally available from a commercial source for an annual license or royalty fee of less than $10,000 in the aggregate) or (C) pursuant to which use, commercial exploitation, assignability or enforcement of any Company Intellectual Property is subject to territorial restrictions, field of use limitations, covenants not to sue or non-competition restrictions;
(xii)    Contracts with respect to any joint venture or partnership or providing for the sharing of any revenue or profits; and
(xiii)    any other Contract that is material to the Target Companies.
(b)    The Target Companies have made available to the Purchaser true and complete copies of all Material Contracts, including any amendments thereto. The Material Contracts are legal, valid, binding and enforceable in accordance with their respective terms with respect to the applicable Target Company and each other party to such Material Contract. No applicable Target Company or, to the Knowledge of S/T Group, any other party thereto, is in material breach or default under any such Material Contract, nor has there occurred any event or condition that, with notice or lapse of time or both, would constitute a material default or breach. No Target Company is participating in any discussions or negotiations regarding modification of or amendment to any Material Contract or entry into any new contract that would be a Material Contract.
4.18    Finders or Brokers

Except for Robert W. Baird & Co. Incorporated and Financo LLC, no Target Company has engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee, commission or expense reimbursement in connection with or upon consummation of the transactions contemplated hereby. Neither the Acquired Companies nor the Operating Company shall have any obligations or liabilities to Robert W. Baird & Co. or Financo LLC following the Closing.
4.19    Real Property
(a)    Section 4.19(a) of the Target Company Disclosure Schedules contains a listing of all of the real property leased by a Target Company, including the address, lessor and lessee thereof (the “Leased Real Property”). The Leased Real Property comprises all real property used in the conduct of the Business and operations of the Target Companies. A Target Company has a valid leasehold interest in the Leased Real Property. All Leased Real Property is held under leases or subleases (collectively, the “Real Property Leases”) that are valid instruments, enforceable in accordance with their respective terms, except as limited by the Bankruptcy and Equity Exception. All Real Property Leases and all amendments, modifications, supplements, side letters or other agreement related thereto are set forth on Section 4.19(a) of the Target Company Disclosure Schedules. The Target Companies have made available to the Purchaser true, correct and complete copies of the Real Property Leases and all amendments, modifications, supplements, side letters or other agreements related thereto. There is no default or breach by any Target Company or, to the Knowledge of S/T Group, any other party, in the timely performance of any obligation to be performed or paid under any such Real Property Lease or any other material provision thereof. No Target Company is a sublessor or grantor under any sublease or other instrument granting to any person any right to the possession, lease, occupation or enjoyment of any of the Leased Real Property. The use and operation of the Leased Real Property does not violate in any material respect any Law, covenant, condition, restrictions, easement, license, permit or agreement. There are no Proceedings pending nor, to the Knowledge of S/T Group, threatened against or affecting the Leased Real Property or any portion thereof or interest therein in the nature or in lieu of condemnation or eminent domain proceedings. The respective leasehold estates of the Target Companies in the Leased Real Property are not subject to any Liens other than Permitted Liens.
(b)    The improvements and fixtures on the Leased Real Property are in good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, and are adequate and suitable for the purposes for which they are presently being used. None of the buildings and improvements owned or utilized by the Target Companies is constructed of, or contains as a component part thereof, any material that, either in its present form or as such material could reasonably be expected to change through aging and normal use and service, releases any substance, whether gaseous, liquid or solid, which is or may be, either in a single dose or through repeated and prolonged exposure, injurious or hazardous to the health of any individual who may from time to time be in or about such buildings or improvements.
4.20    Inventory and Products

(a)    The Target Companies’ inventory (i) is sufficient for the operation of the Target Companies’ business in the ordinary course consistent with past practice and (ii) was acquired in the ordinary course of business and no Target Company is in possession of any inventory not owned by it, including goods already sold. The Target Companies’ inventory is valued on the books and records of the Target Companies at the lower of cost or market consistent with past practice.
(b)    The products manufactured or sold by the Target Companies in the Business (i) are, and since August 31, 2013, and, to the Knowledge of S/T Group, for the past five (5) years, have been, in material compliance with all applicable Laws and (ii) are, and at all relevant times since August 1, 2013, have been, fit for ordinary purposes for which they are intended to be used and conform in all material respects to any promises or affirmations of fact made with respect to such products.
4.21    Environmental, Health and Safety Matters
Except as set forth on Section 4.21 of the Target Company Disclosure Schedules:
(a)    the Target Companies possess all material permits and approvals required under, and each is in compliance in all material respects with, all Environmental Laws, and each Target Company is in compliance in all material respects with all applicable limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in all Environmental Laws, or any notice or demand letter issued thereunder;
(b)    no Target Company has entered into, agreed to enter into, or contemplated entering into, any consent decree or order, and no Target Company is subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law;
(c)    no Target Company has been alleged to be in violation of, and has not been subject to any administrative or judicial proceeding pursuant to, applicable Environmental Laws either now or any time since August 31, 2013, or, to the Knowledge of S/T Group, during the past five (5) years;
(d)    the Target Companies have made available to the Purchaser correct and complete copies of all material reports, correspondence, memoranda, computer data and the complete files relating to environmental matters of the Target Companies;
(e)    there has not occurred, nor is there presently occurring, a discharge of any Hazardous Material on, into or beneath the surface of any real property currently owned or leased by the Target Companies, in an amount requiring notice or report to a Governmental Authority; and
(f)    no Target Company has imported, manufactured, stored, managed, used, operated, transported, treated or disposed of any Hazardous Material other than in material compliance with all Environmental Laws.
4.22    Undisclosed Payments

No Target Company, nor any of their respective officers or directors, nor anyone acting on behalf of any of them, has made or received any payment not correctly categorized and fully disclosed in the Target Companies’ books and records in connection with or in any way relating to or affecting the Target Companies.
4.23    Customer and Supplier Relations
Section 4.23 of the Target Company Disclosure Schedules contains a correct and complete list of the names and addresses of the Customers and Suppliers, and the amount of sales to or purchases from each such Customer or Supplier during the twelve (12) month period ended December 31, 2015. To the Knowledge of S/T Group, no event has occurred that would reasonably be expected to materially and adversely affect the Target Companies’ relations with any Customer or Supplier. Except as set forth on Section 4.23 of the Target Company Disclosure Schedules, no Customer or Supplier has during the last twelve (12) months cancelled, terminated or, to the Knowledge of S/T Group, made any threat to cancel or otherwise terminate any of its contracts or relationships with the Target Companies or to, in more than a de minimis way, decrease its usage or supply of the Target Companies’ services or products of the Business. The S/T Group has no Knowledge to the effect that any current Customer or Supplier (other than the Purchaser) intends to terminate or materially alter its business relations with the Target Companies, either as a result of the transactions contemplated hereby or otherwise.
4.24    Notes and Accounts Receivable
(a)    Notes. All notes receivable and notes payable of the Target Companies owing by or to any director, officer, employee or Affiliate of the Target Companies or by or to any Seller have been paid in full, settled by way of capital contribution in kind, cancelled or otherwise discharged prior to the date hereof.
(b)    Accounts Receivable. Except as set forth on Section 4.24(b) of the Target Company Disclosure Schedules, all receivables reflected on the balance sheet contained in the Interim Financial Statements (and that will be reflected on the Final Closing Statement) (net of any reserves shown thereon) (i) to the Knowledge of S/T Group, are and will be valid, existing and collectible in a manner consistent with the Target Companies’ past practice without resort to legal proceedings or collection agencies, (ii) represent monies due for goods sold and delivered or services rendered in the ordinary course of business consistent with past practice, and (iii) to the Knowledge of S/T Group, are not and will not be subject to any refund or adjustment (outside of the ordinary course of business with respect to defective products) or any defense, right of set-off, assignment, restriction, security interest or other Lien. No Target Company has factored any of its receivables.
(c)    Accounts Payable. The accounts payable of the Target Companies reflected on the balance sheet contained in the Interim Financial Statements (and that will be reflected on the Final Closing Statement) arose or will arise from bona fide transactions in the ordinary course of business consistent with past practice.
4.25    Product and Service Warranties and Guaranties

Except as set forth on Section 4.25 of the Target Company Disclosure Schedules, no Target Company makes any express warranty or guaranty as to goods sold, or services provided by, the Target Companies (a “Warranty”), and there is no pending or, to the Knowledge of S/T Group, threatened claim alleging any breach of any Warranty. Except as set forth on Section 4.25 of the Target Company Disclosure Schedules (attached to which are copies of all Warranties), no Target Company has exposure to, or liability under, any Warranty (i) beyond that which is typically assumed in the ordinary course of business by Persons engaged in businesses comparable in size and scope of the Target Companies, and (ii) that would have a material effect on the Target Companies or the Business.
4.26    Bank Accounts
Section 4.26 of the Target Company Disclosure Schedules sets forth a correct and complete list and description of any and all bank accounts used by the Target Companies, and sets forth a list of all individuals with signature authority with respect to such bank accounts.
4.27    Gift Cards
Except as set forth on Section 4.27 of the Target Company Disclosure Schedules:
(a)    Any and all Gift Cards that the Target Companies have issued, sold or distributed comply in all material respects with any and all Laws, including the Card Act.
(b)    The Target Companies have reported and paid to all applicable Governmental Authorities all amounts required to be escheated pursuant to the applicable Laws of the states in which the Target Companies have physical locations, the states in which the Target Companies are domiciled, and the states in which Gift Cards have been sold or issued by the Target Companies, with respect to unredeemed amounts or balances on Gift Cards.
(c)    The Gift Cards, except for Complimentary Cards, do not have expiration dates and do not otherwise expire, and the balances on such Gift Cards are not reduced by service fees or dormancy charges. “Complimentary Card” means a Gift Card issued by Target Companies for which no payment was made by the recipient or any other third party, or other consideration given by the recipient or any other third party or received by a Target Company.
(d)    Section 4.27(d) of the Target Company Disclosure Schedules sets forth a true and correct copy of the terms and conditions with respect to any Gift Cards issued by the Target Companies since August 31, 2013.
4.28    Disclaimer
Except for the representations and warranties contained in this Agreement, the Purchaser acknowledges that no Seller, Blocker Company, Target Company or any other Person on behalf of any Acquired Company or the Operating Company makes any other express or implied representations or warranties with respect to the Sellers, the Acquired Companies, the Operating Company or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects. In particular, without limiting the foregoing disclaimer, except as expressly stated in this Agreement, no Acquired Company nor any other Person makes or has made on behalf of any Acquired Company or the Operating Company any representation or warranty to the Purchaser or any of its Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to the Acquired Companies, the Operating Company or their respective businesses (including the Business) or (b) any oral or written information presented to the Purchaser, its Affiliates or Representatives in the course of their due diligence investigation of the Acquired Companies and the Operating Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby. No Acquired Company, nor the Operating Company, nor any Seller, nor any other Person shall have, or be subject to, any liability or indemnification obligation to the Purchaser or any other Person resulting from the distribution to the Purchaser, or use by the Purchaser of, any such information, including any information, documents, projections, forecasts or other material made available to the Purchaser in certain “data rooms,” confidential information memoranda or management presentations in expectation of the transactions contemplated by this Agreement.
ARTICLE V
REPRESENTATIONS AND WARRANTIES REGARDING THE PURCHASER
Except as disclosed in the disclosure schedules delivered by the Purchaser to the Sellers and the Acquired Companies immediately prior to the execution of this Agreement (the “Purchaser Disclosure Schedules”) (it being agreed that (a) the lack of any specific reference to the Purchaser Disclosure Schedules in this Agreement shall not limit the right of the Purchaser to qualify any representation or warranty by listing such item or qualification in the corresponding section or subsection of the Purchaser Disclosure Schedules, and (b) the disclosure of any item in any section or subsection of the Purchaser Disclosure Schedules shall be deemed disclosure with respect to any other representation or warranty of the Purchaser to which the relevance of such item is readily apparent on its face), the Purchaser represents and warrants to the Sellers and the Acquired Companies as follows:
5.1    Organization; Qualification, etc.
The Purchaser (a) is a corporation duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, (b) has all requisite corporate power and authority necessary to own, lease and operate its properties and assets and to carry on its business as presently conducted, and (c) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not prevent or impair the Purchaser’s ability to consummate the transactions contemplated hereby.
5.2    Authority; Execution and Delivery; Enforceability
The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement has been and, in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby and thereby have been or, in the case of the Related Documents to which it will be a party, will be when delivered, duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon execution and delivery, each of the Related Documents to which the Purchaser will be a party will be, duly and validly executed and delivered by the Purchaser. This Agreement constitutes, and upon execution and delivery, each of the Related Documents to which the Purchaser will be a party will constitute, assuming that this Agreement and each of the Related Documents to which the Purchaser will be a party have been duly authorized, executed and delivered by the other parties thereto, a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception.
5.3    No Conflict; Consents
(a)    The execution, delivery and performance of this Agreement and any Related Documents by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, will not (i) result in any breach or violation of, or default under, require consent, notification or approval under, or give rise to a right of termination or cancellation of any obligation or right under, any Contracts binding upon the Purchaser or any of its assets or properties or result in the creation of any material Lien upon any of the properties or assets of the Purchaser, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws (or other comparable governing documents), in each case as amended, of the Purchaser, or (iii) conflict with or violate in any material respect any Laws applicable to the Purchaser or by which any property or asset of the Purchaser is subject or bound, other than, in the case of clauses (i) and (iii) above, any such violations, breaches, defaults, consents, notifications, approvals, rights of termination or cancellation, Liens or conflicts that would not prevent nor materially impair the Purchaser’s ability to consummate the transactions contemplated hereby.
(b)    The execution, delivery and performance of this Agreement and any Related Documents by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, will not require any Consent of, or filing or registration with or notification to, any Governmental Authority, except for such Consents, filings, registrations or notifications that, if not made or obtained, would not prevent or materially impair the Purchaser’s ability to consummate the transactions contemplated hereby.
5.4    Litigation
As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Purchaser, threatened in writing by or against or affecting the Purchaser or any of its Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which the Purchaser or any of its Affiliates, or any of their respective assets or properties, are bound, in all cases, that would reasonably be expected to prevent or materially impair the ability of the Purchaser to perform its obligations under this Agreement.
5.5    Permits

To the Knowledge of the Purchaser, no fact or circumstance exists, including any possible other transaction under consideration by the Purchaser or its Affiliates, that would reasonably be expected to prevent or delay the filings or approvals required under any Permits or prohibit or delay the consummation of the transactions contemplated by this Agreement.
5.6    Finders or Brokers
The Purchaser has not engaged any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee, commission or expense reimbursement in connection with or upon consummation of the transactions contemplated hereby.
5.7    Availability of Funds; Solvency
The Purchaser has sufficient immediately available funds to pay, in cash, the Purchase Price and all other amounts payable pursuant to this Agreement and the Related Documents or otherwise necessary to consummate all the transactions contemplated hereby and thereby. Assuming the representations and warranties of the Sellers and the Acquired Companies contained in this Agreement are true in all material respects, at and immediately after the Closing, and after giving effect to the transactions contemplated hereby, the Acquired Companies and the Operating Company, on a consolidated and unconsolidated basis, will be Solvent.
5.8    Investment Intent
The Purchaser is acquiring the Acquired Equity Interests for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the Acquired Equity Interests in a manner that would violate the registration requirements of the Securities Act or any similar provisions of any applicable Law. The Purchaser agrees that the Acquired Equity Interests may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The Purchaser is able to bear the economic risk of holding the Acquired Equity Interests for an indefinite period (including total loss of its investment), and (either alone or together with its Representatives) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment. The Purchaser qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act.
5.9    The Purchaser’s Business Investigation; Disclaimer Regarding Projections; No Knowledge of Misrepresentations or Omissions
(a)    The Purchaser has conducted such investigation of the Business, the Acquired Companies and the Operating Company as it has deemed necessary in order to make an informed decision concerning the transactions contemplated hereby.

(b)    In connection with the Purchaser’s investigation of the Business, the Acquired Companies and the Operating Company, the Purchaser has received from the Sellers, the Acquired Companies, the Operating Company and their respective Affiliates, Representatives, advisors and agents certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data related to the Business, the Acquired Companies and the Operating Company. The Purchaser acknowledges that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans and, accordingly, is not relying on them, and (ii) except as otherwise expressly stated in this Agreement, the Purchaser is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to it.
5.10    Income Tax Return
Purchaser files, or is a member of an affiliated group that files, a consolidated federal income tax return.
ARTICLE VI
CERTAIN COVENANTS
6.1    Publicity
The parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby and each party shall not, and shall cause its Affiliates not to, issue any press release or otherwise make any public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser or the Sellers’ Representative, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the press release or public announcement shall use commercially reasonable efforts to allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.
6.2    Directors’ and Officers’ Indemnification and Insurance
(a)    At the Closing, the Acquired Companies and the Operating Company shall purchase (at the Sellers’ sole cost and expense) and maintain in effect for a period of six years from the Closing Date a tail policy (the “Tail Policy”) to the current policy of directors’ and officers’ liability insurance maintained as of the date hereof by, or for the benefit of, such Acquired Company or the Operating Company (the “Current Policies”) by the Acquired Companies and the Operating Company, which Tail Policy shall be effective for a period from the Closing through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Closing, and of the type and with the amount of coverage no less favorable than the Current Policies, and with such other terms as are no less favorable in the aggregate than those in the Current Policies.

(b)    The Purchaser shall not, and shall not permit the Acquired Companies or the Operating Company, as applicable, to, take any action directly or indirectly to disaffirm or adversely affect the provisions of the certificate of incorporation or certificate of formation, the bylaws or limited liability company agreements or any other similar organizational documents or other written agreements of the Acquired Companies or the Operating Company that provide indemnification of and expense reimbursement to the pre-Closing directors or officers of the Acquired Companies or the Operating Company (the “D&O Indemnified Parties”).
(c)    Notwithstanding the foregoing Section 6.2(a) or Section 6.2(b), any indemnification required pursuant to the provisions of the certificate of incorporation or certificate of formation, the bylaws or limited liability company agreements or any other similar organizational documents or other written agreements of the Acquired Companies or the Operating Company that provide indemnification of and expense reimbursement to the D&O Indemnified Parties, shall be limited to amounts recoverable under the Tail Policy and any other applicable insurance policies covering liability of directors and officers maintained by pre-Closing Affiliates of S/T Blocker or Golub Blocker.
(d)    In consideration of the resignations and releases executed in connection Section 1.7(c)(iv), the Purchaser, on behalf of itself and each of its Affiliates (including the Acquired Companies and the Operating Company following the Closing), hereby knowingly and voluntarily and unconditionally releases, forever discharges and covenants not to sue the pre-Closing directors and officers of the Acquired Companies and the Operating Company in their capacity as such (but not in any other capacity, including their capacity as a Seller hereunder), from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that the Purchaser or any of its Affiliates (including the Acquired Companies and the Operating Company following the Closing) may have, now or in the future, arising out of, relating to, or resulting from facts or events that occurred on or before the Closing to the extent that such claims, causes of action, or suits would not otherwise be excluded from such individuals’ rights to indemnification existing immediately prior to the Closing under the certificate of incorporation, certificate of formation, bylaws, limited liability company agreements, or any other similar organizational documents of the applicable Acquired Company or the Operating Company or under state Law limitations on directors’ and officers’ indemnification rights.
6.3    Confidential Information
Each Seller shall hold in confidence at all times following the date hereof all Confidential Information and shall not disclose, publish or make use of such Confidential Information at any time following the date hereof without the prior written consent of the Purchaser unless (a) such Confidential Information becomes generally known to the public through no fault of any Seller or any of their respective Affiliates, (b) such Confidential Information is lawfully acquired by such Seller from and after the Closing from sources that are not prohibited from disclosing such Confidential Information by a legal, contractual or fiduciary obligation, (c) such Confidential Information is disclosed (i) for legal, regulatory or compliance purposes, or (ii) in connection with such Seller’s or its Affiliates’ customary disclosures to their respective investors or potential investors, auditors, attorneys, accountants or financial advisors who are bound by similar confidentiality restrictions to those set forth herein, or (d) the disclosing party is advised by counsel that disclosure is required by Law; provided, that, prior to disclosing any Confidential Information pursuant to clause (d) above, such Person shall, to the extent permitted by Law, give prior written notice thereof to the Purchaser and provide the Purchaser with the opportunity to contest such disclosure and shall cooperate with efforts to prevent such disclosure.
6.4    Seller Release
In consideration for the agreement and covenants of the Purchaser set forth in this Agreement, each Seller, on behalf of itself and each of its Affiliates, hereby knowingly and voluntarily and unconditionally releases, forever discharges and covenants not to sue the Purchaser and the Acquired Companies and the Operating Company, their respective predecessors, successors, parents, subsidiaries and other Affiliates, and any of their respective current and former officers, directors, employees, agents, or representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Seller has or may have, now or in the future, arising out of, relating to, or resulting from any act of commission or omission, errors, negligence, strict liability, breach of contract, tort, violations of Law, matter or cause whatsoever from the beginning of time to the Closing Date; provided, however, that such release shall not cover: (a) any claims against the Purchaser or any of its Affiliates (other than the Acquired Companies and the Operating Company) unrelated to the Acquired Companies and the Operating Company; (b) any claims against the Purchaser arising under this Agreement or any Related Document, including any claims relating to the Purchaser’s failure to pay the Purchase Price or other amounts in accordance with this Agreement or any Related Document or relating to the Purchaser’s failure to comply with its other obligations under this Agreement or under any Related Document to which it is a party; (c) subject to the limitations set forth in Section 6.2(c), exculpatory or indemnification provisions set forth in any organizational or governing document (and any amendments thereto) of any Acquired Company or the Operating Company or available under the Delaware General Corporation Law, as amended, or the South Carolina Uniform Limited Liability Company Act of 1996, as amended; or (d) claims for salary, bonuses, accrued vacation, any other employee compensation and unreimbursed expenses (clauses (a) through (d), “Excluded Claims”). Notwithstanding the foregoing, with respect to Golub LLC, Golub Capital, Golub Equity and Golub Lending and their Affiliates, the provisions of this Section 6.4 shall apply only in each of their capacity as an equityholder of the Acquired Companies and as a seller under this Agreement, and shall not apply to any other capacity, including as a lender to the Target Companies. Furthermore, in consideration for the agreements and covenants of the Purchaser set forth in this Agreement, other than in the event of willful misconduct, bad faith or gross negligence of Robert W. Baird & Co. Incorporated or Financo LLC, as applicable, each Seller, on behalf of itself and each of its Affiliates, hereby knowingly and voluntarily and unconditionally releases, forever discharges and covenants not to sue Robert W. Baird & Co. Incorporated and Financo LLC, their respective predecessors, successors, parents, subsidiaries and other Affiliates, and any of their respective current and former officers, directors, employees, agents, or representatives from and for any and all claims, causes of action, demands, suits, debts, obligations, liabilities, damages, losses, costs, and expenses (including attorneys’ fees) of every kind or nature whatsoever, known or unknown, actual or potential, suspected or unsuspected, fixed or contingent, that such Seller has or may have, now or in the future, arising out of, relating to, or resulting from this

Agreement or any Related Document, the transactions contemplated hereby and thereby, and any engagement letter between the Acquired Companies or the Operating Company on the one hand, and Robert W. Baird & Co. Incorporated or Financo LLC and any of their Affiliates, on the other hand.
ARTICLE VII
TAX MATTERS
7.1    Tax Returns; Refunds
(a)    The Purchaser shall timely prepare and file, or cause to be timely prepared and filed with the appropriate Tax Authorities, all Tax Returns of the Target Companies or the Blocker Companies that are due after the Closing Date (taking into account any applicable extensions), including, without limitation, the 2015 federal and state income tax returns of Golub Blocker and delivery of the notice to the IRS with respect to the statement provided by Golub Blocker under Section 1.7(a)(ii). All Tax Returns relating to (i) Pre-Closing Tax Periods or (ii) Straddle Periods that are prepared by the Purchaser pursuant to this Section 7.1(a), shall be prepared in a manner that is consistent with the Target Companies’ and the Blocker Companies’ past practice but subject to applicable Law. The Tax Returns described in the preceding sentence shall be submitted to the Sellers’ Representative no later than 30 days prior to the due date for filing such Tax Return(s) (taking into account any applicable extensions) and the Sellers’ Representative shall keep the applicable Seller reasonably informed as to the status of such Tax Returns. The Sellers’ Representative shall respond in writing to the Purchaser with any comments within 15 days of receiving the draft Tax Return(s). The Purchaser shall accept and incorporate any changes to such Tax Returns proposed by the Sellers’ Representative that are reasonable and consistent with the Target Companies’ and the Blocker Companies’ past practices. The Purchaser shall provide copies of such Tax Returns to the Sellers’ Representative promptly after filing. The Sellers’ Representative, the Target Companies, the Blocker Companies and the Purchaser shall cooperate (and the Purchaser shall cause the Target Companies and the Blocker Companies to cooperate) with each other in the conduct of any audit or other Proceeding relating to Taxes involving any Target Company or any Blocker Company.
(b)    For purposes of this Article VII (including the preparation of any Tax Return described in Section 7.1(a)), the parties hereto agree that (i) the Purchaser shall include the Blocker Companies in the Purchaser’s or its Affiliates’ consolidated group as of the end of the Closing Date and the taxable year for the Blocker Companies shall end on the Closing Date for federal income Tax purposes pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii) and for state and local income Tax purposes to the extent permissible under applicable Law, (ii) none of the Blocker Companies shall waive any carryback of any net operating loss, capital loss or credit for any Pre-Closing Tax Period, (iii) any deductions relating to the Seller Transaction Expenses shall be allocated to Pre-Closing Tax Periods of the Target Companies and the Blocker Companies to the extent permitted by applicable Law, and (iv) to the extent that the Seller Transaction Expenses give rise to a net operating loss of a Blocker Company for the taxable period of such Blocker Company that includes the Closing Date, the Purchaser shall cause such Blocker Company to prepare and file any claim for refund that may be available with respect to the carry back of such net operating loss.

(c)    Any refunds of, or credits with respect to, Taxes (including any credit for overpayment of Taxes) of the Target Companies or the Blocker Companies for any Pre-Closing Tax Period (including the portion of any Straddle Period ending on the Closing Date) plus any interest received with respect thereto from an applicable Tax Authority (including any such refunds or credits arising by reason of amended Tax Returns filed after the Closing Date), shall be for the account of the Sellers and shall be paid by the Purchaser to the Sellers’ Representative, net of any costs incurred in obtaining such refund or credit, within ten Business Days of (i) in the case of a refund, the Purchaser, a Blocker Company or a Target Company, as applicable, receiving such refund, or (ii) in the case of a credit, a relevant Tax Return being filed in which the credit is applied against any Liability for Taxes of the Purchaser, any Blocker Company or any Target Company. The Purchaser shall, if requested by the Sellers’ Representative, file for, or cause to be filed for, and use its reasonable best efforts to obtain and expedite the receipt of, any refund to which the Sellers are entitled to under this Section 7.1(c). Any refund or credit of Taxes of any Blocker Company or any Target Company for any Straddle Period shall be allocated or apportioned between the Sellers and the Purchaser pursuant to the methodology described in Section 7.4. To the extent any net operating loss generated in any Pre-Closing Tax Period cannot be utilized in any Pre-Closing Tax Period and is carried forward to any taxable year (or portion thereof) beginning after the Closing Date, any refund or other Tax benefit attributable to the carryforward of such net operating loss shall be for the benefit of the Purchaser. Any funds received by Sellers’ Representative from Purchaser with respect to refunds, credits and interest described in this Section 7.1(c) shall be paid: (a) if the refund relates to one of the Target Companies, to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage, and (b) if the refund relates to a particular Blocker Company, only the Seller or Sellers who sold their interests in such Blocker Company on a pro rata basis in accordance with each Seller’s ownership of such Blocker Company.
7.2    Transfer Taxes
Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, value added, excise, stamp, registration and other such Taxes (including all applicable real estate transfer Taxes) imposed by or payable to any jurisdiction or any Governmental Authority arising from the transactions contemplated hereby (collectively, “Transfer Taxes”) shall be borne 100% by the Purchaser. All necessary Tax Returns with respect to all such Transfer Taxes shall be filed by the Purchaser, except where a Seller or any of its Affiliates is required by Law or the administration thereof to collect, report and remit such Transfer Taxes, in which case the Purchaser shall pay all such Transfer Taxes to the applicable Seller or Seller’s Affiliate and shall render all requested assistance so that the applicable Seller or Seller’s Affiliate can report and remit such Transfer Taxes. The Purchaser and the Sellers agree to use their reasonable efforts to obtain any certificate or other document from any Tax Authority as may be necessary to mitigate, reduce or eliminate any Transfer Taxes that could be imposed in connection with the transactions contemplated by this Agreement.
7.3    Cooperation; Records Retention
(a)    The Sellers, the Purchaser and the Acquired Companies shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives reasonably to cooperate, in preparing and filing all Tax Returns, including by provision of any required power-of-attorney (or other form of authorization) and maintaining and making available to each other all records necessary in connection with Taxes and in resolving all disputes, audits or other Proceedings with respect to all taxable periods relating to Taxes.
(b)    The Purchaser shall retain all Tax Returns, schedules, and work papers and all material records and other documents relating thereto of the Acquired Companies or the Operating Company until the expiration of the later of (i) the seventh anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof. Thereafter, the Purchaser shall not destroy or dispose of any such Tax Returns, schedules, work papers or any other material records or other documents relating thereto without giving written notice to the Sellers’ Representative of such pending destruction or disposal and offering the Sellers’ Representative the right to copy such documents and information. The Purchaser shall be entitled to destroy or dispose of any such Tax Returns, schedules, work papers and all material records and other documents relating thereto described in such notice if the Sellers’ Representative fails to request copies thereof within 90 days after receipt of the notice described in this Section 7.3.
7.4    Straddle Period
For purposes of this Article VII, in the case of any Straddle Period, the amount of any (i) Taxes based on or measured by income or receipts of the Acquired Companies or the Operating Company for the Pre-Closing Tax Period and (ii) all other Taxes that otherwise can be reasonably allocated to the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date. The amount of any Taxes of the Acquired Companies or the Operating Company for a Straddle Period to be attributed to the Pre-Closing Tax Period that is not susceptible to allocation based on the methodology described in the preceding sentence shall be determined by multiplying the amount of such Tax for the entire taxable period by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.
7.5    Conduct After Closing
Except as required by Law or as contemplated by this Agreement, without the prior consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), the Purchaser shall not file or cause or permit any Acquired Company or the Operating Company to file any amended return or other Tax Return (except as provided in Section 7.1), or take any action relating to a Tax Return (including the provision of an extension of the period of limitations for assessment of any Tax), with respect to any period ending on or prior to the Closing Date or make any Tax election or effect any change in Tax accounting method affecting any such period, in each case, to the extent doing so would give rise to a liability of the Sellers hereunder for any Indemnified Taxes.
7.6    Section 754 Election
S/T Group will timely make (or will have previously timely made) an election under Section 754 of the Code (and under corresponding provisions of state or local Tax Law), such that the election will be applicable to the Purchaser’s purchase of the S/T Group Interests pursuant to this Agreement.

7.7    Tax Contests
(a)    If the Purchaser or any of its Affiliates receives from any Tax Authority a notice of an examination, investigation, audit or other administrative or judicial proceeding, a request for documents or other information, written notice of deficiency, a notice of reassessment, a proposed adjustment, or an assertion of claim (a “Tax Claim”) relating to a Pre-Closing Tax Period of any Acquired Company or the Operating Company, the Purchaser shall notify the Sellers’ Representative of its receipt of such communication promptly after receiving such communication, provided, that the failure to give such notice shall not relieve the Sellers of any indemnification obligation hereunder, except to the extent that the Sellers are materially and adversely prejudiced thereby.
(b)    The Sellers’ Representative shall have the authority to control, at its own expense, any Tax Claim relating exclusively to Indemnified Taxes for which the Purchaser Indemnified Parties are to be indemnified pursuant to Section 9.3 only to the extent there are sufficient amounts remaining in the Indemnity Escrow Account to satisfy Losses related thereto, as reasonably determined by the Purchaser; provided, however, that (i) the Purchaser shall be entitled to participate, at the Purchaser’s expense, with respect to such Tax Claim, (ii) the Sellers’ Representative shall keep the Purchaser informed of all material developments relating to such Tax Claim, and (iii) the Sellers’ Representative shall not enter into any settlement of, or otherwise compromise, any such Tax Claim without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed.
(c)    Except as provided in Section 7.7(b), the Purchaser shall have the exclusive authority to control any Tax Claim of the Acquired Companies or the Operating Company; provided, however, that the Purchaser shall keep the Sellers’ Representative informed with respect to the commencement, status and nature of any Tax Claim involving Indemnified Taxes for which the Purchaser Indemnified Parties may be indemnified pursuant to Section 9.3, and shall, at the sole cost and expense of the Sellers, allow the Sellers’ Representative to participate in any such proceeding. The Purchaser shall not enter into any settlement of, or otherwise compromise, any such Tax Claim that would adversely affect the Sellers without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed.
(d)    To the extent of any conflict in the procedures set forth in this Section 7.7 and those set forth in Section 9.6, the procedures set forth in this Section 7.7 shall control with respect to any Tax Claims.
7.8    Allocation
Within thirty (30) days following the final determination of the Closing Net Working Capital pursuant to Section 1.8, the Purchaser shall prepare and deliver to the Sellers’ Representative an allocation of the Purchase Price (including any liabilities assumed or taken subject to and treated as consideration for federal income tax purposes) among the assets of the Operating Company and the Blocker Shares (the “Allocation Schedule”). The Purchaser shall prepare such Allocation Schedule in accordance with the methodology set forth in Exhibit D. The Allocation Schedule shall be final and binding on all parties unless, within thirty

(30) days after delivery thereof to the Sellers’ Representative, the Sellers’ Representative delivers a written notice to the Purchaser of its objections to the Allocation Schedule. The Sellers’ Representative and the Purchaser shall use their reasonable commercial efforts to resolve any disputed items. If the Sellers’ Representative and the Purchaser cannot come to mutual agreement on the Allocation Schedule, the matter shall be resolved in accordance with substantially identical procedures as set forth for the resolution of disputes in Section 1.8(c). The final Allocation Schedule shall be binding on all parties for all Tax purposes.
ARTICLE VIII
EMPLOYEE RELATED MATTERS
8.1    Employees
(a)    From the Closing Date through December 31, 2016, the Purchaser shall provide, or shall cause the Target Companies to provide, Employees with incentive bonus plans and employee benefit plans that, in the aggregate, are no less favorable than those existing immediately prior to the Closing. Additionally, to the extent that any employee bonuses have accrued, are vested, and are reflected on the Final Closing Statement but are yet unpaid, the Purchaser shall cause such bonuses to be paid to such Employees in the ordinary course of business.
(b)    The Purchaser shall (i) give, or shall cause a Target Company to give, each Employee credit under each employee benefit plan and personnel policy that cover such Employee after the Closing Date (including any vacation, sick leave, and/or severance policies) for purposes of eligibility, vesting and entitlement to vacation, sick leave, and/or severance benefits for such Employee’s service with such Target Company prior to the Closing Date, (ii) allow such Employee to participate in each plan providing welfare benefits (including medical, dental, vision, life insurance, long-term disability insurance and long-term care insurance) without regard to preexisting-condition limitations, waiting periods, evidence of insurability or other exclusions or limitations not imposed on such Employee by the corresponding benefit plans in which such Employee participated immediately prior to the Closing Date, unless required by an insurer of such benefits, and (iii) if any of the benefit plans are terminated prior to the end of the calendar year that includes the Closing Date, credit such Employee under any replacement plans in which such Employee participates with any expenses that were covered by the plans for purposes of determining deductibles, co-pays and other applicable limits.
(c)    The Purchaser shall, or shall cause a Target Company to, credit each Employee under applicable paid time off plans with all paid time off pay that such Employee is entitled to use but has not used as of the Closing Date (including any earned vacation or personal holiday pay to be used in future years) as set forth on Section 8.1(c) of the Target Company Disclosure Schedule, and shall assume all Liability for the payment of such amounts to the extent reflected as liabilities on the Final Closing Statement; provided, use of such paid time off shall be subject to the terms of any paid time off plan(s) in which such Employees participate from time to time.
(d)    The Purchaser shall, or shall cause a Target Company to, (i) following the Closing, for the avoidance of doubt, be solely responsible for any severance-type benefits (whether under any Benefit

Plan or otherwise) owed but unpaid as of the Closing Date, to any individual who was an Employee prior to the Closing Date and whose employment terminated prior to the Closing Date to the extent reflected as liabilities on the Final Closing Statement.
(e)    After the Closing, at the Sellers’ cost, the Purchaser will permit the Sellers and the Sellers’ representatives to have reasonable access to Employees that the Sellers and the Sellers’ representatives may reasonably need in order to defend or prosecute any Proceeding.
(f)    This Section 8.1 shall survive the Closing and shall be binding on all successors and assigns of the Purchaser and the Target Companies. Nothing set forth in this Section 8.1 shall confer any rights or remedies upon any Employee or former Employee or upon any other Person other than the parties hereto and their respective successors and assigns or shall constitute an amendment to any Benefit Plan or any other plan or arrangement covering the Employees or employees of the Sellers. Nothing in this Section 8.1 shall obligate a Target Company to continue the employment of any Employee for any specific period.
(g)    The parties hereto agree that nothing in this Section 8.1, whether express or implied, is intended to create any third party beneficiary rights in any current or former Employee, officer, director, consultant or other service provider or any individual associated therewith, and that all provisions contained in this Section 8.1 are included for the sole benefit of the respective parties to this Agreement. Furthermore, nothing in this Agreement shall be construed as an amendment to any Benefit Plan for any purpose. Nothing in this Section 8.1 shall be deemed to limit the right of the Purchaser, the Acquired Companies or the Operating Company or any of their respective Affiliates to terminate the employment of any employee at any time.
ARTICLE IX
INDEMNIFICATION
9.1    Survival
The representations and warranties contained in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Section 9.2(a) or Section 9.3(a), shall survive the Closing solely for purposes of this Article IX and shall terminate on the first anniversary of the Closing Date and shall thereafter be of no further force or effect. The obligations in this Article IX to indemnify and hold harmless any Indemnified Party, shall terminate and be of no further force or effect on the first anniversary of the Closing Date; provided, however, that any obligations to indemnify and hold harmless any Indemnified Party shall not terminate with respect to any claim as to which the Indemnified Party shall have made, before the first anniversary of the Closing Date, a bona fide claim by delivering a notice of such claim (stating the basis for such claim and, to the extent then known, reasonable detail supporting such claim) pursuant to Section 9.6 to the Indemnifying Party.
9.2    Indemnification by the Purchaser
Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 9.4, 9.5 and 9.6), from and after the Closing, the Purchaser shall indemnify the Sellers, the Sellers’

respective Affiliates, the Sellers’ respective Representatives, successors and assigns, and the Sellers’ respective Affiliates’ Representatives, successors and assigns (the “Seller Indemnified Parties”) against, and hold the Seller Indemnified Parties harmless from, all Losses incurred by any of the Seller Indemnified Parties to the extent arising out of or attributable to:
(a)    any inaccuracy of, or breach by the Purchaser of, any representation or warranty made by or regarding the Purchaser in Article V of this Agreement; and
(b)    (i) any failure by the Purchaser to perform or comply with any covenant or agreement in this Agreement or (ii) any failure by any Acquired Company to comply with any covenant or agreement in this Agreement to be performed following the Closing.
9.3    Indemnification by the Sellers
Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 9.4, 9.5 and 9.6 and the Escrow Agreement), from and after the Closing, each Seller, severally but not jointly, shall indemnify the Purchaser and its Affiliates and its and their respective Representatives, successors and assigns (the “Purchaser Indemnified Parties”) against and hold the Purchaser Indemnified Parties harmless from, solely out of the Escrow Account, Losses incurred by any of the Purchaser Indemnified Parties to the extent arising out of or attributable to:
(a)    any inaccuracy of, or breach by any Seller or Acquired Company of, any representation or warranty made by or regarding (i) the Sellers in Article II of this Agreement, (ii) the Blocker Companies in Article III of this Agreement or (iii) the Target Companies in Article IV of this Agreement;
(b)    any failure by any Seller to comply with any covenant or agreement in this Agreement;
(c)    any Indemnified Taxes;
(d)    the Closing Indebtedness or the Seller Transaction Expenses to the extent not paid on or prior to the Closing Date or reflected as a current liability on the Final Closing Statement;
(e)    (i) claims made in pending or future suits, actions, investigations or other legal, governmental or administrative proceedings or (ii) claims based on violations of Law as in effect on or prior to the Closing, breach of contract, employment practices or health and safety matters, in each case arising out of or attributable to events which shall have occurred, or services performed, or the operation of the Acquired Companies, the Operating Company or the Business, prior to the Closing;
(f)    any error or inaccuracy in Exhibit B, to the extent such error or inaccuracy would result, upon correction, in the Purchaser paying an aggregate Purchase Price in excess of the aggregate Purchase Price payable in accordance with Article I;

(g)    any claim relating to the equity interests or securities of any Acquired Company asserted by any Person who was, or who claims to be or to have been, the holder of, or entitled to acquire or receive, any equity interest or other security of any Acquired Company on or after the Closing Date; or
(h)    the matters set forth on Schedule 9.3(h).
9.4    Limitations on Indemnification
(a)    Notwithstanding anything to the contrary contained in this Agreement:
(i)    no Purchaser Indemnified Party shall be entitled to recovery for any claim for indemnification pursuant to Section 9.3(a) unless and until the aggregate amount of indemnifiable Losses to be recovered pursuant to Section 9.3(a) equals or exceeds $425,000 (the “Deductible”), in which case the Purchaser Indemnified Parties may seek recovery only for the Losses in excess of the Deductible; provided, however, that the Deductible shall not apply to Losses arising out of, relating to or resulting from (A) any inaccuracy in or breach of the Fundamental Representations, or (B) the instances of fraud set forth in Section 9.4(a)(iv);
(ii)    no Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party (or other Purchaser Indemnified Parties in the event of a Purchaser Indemnified Party, or other the Seller Indemnified Parties in the event of a Seller Indemnified Party) has already recovered such amount with respect to such matter pursuant to such provision or any other provisions of this Agreement;
(iii)    except with respect to instances of fraud set forth in Section 9.4(a)(iv), the total aggregate amount of liability of the Sellers for Losses of the Purchaser Indemnified Parties under this Agreement, including this Article IX, shall be limited to $850,000 and shall be satisfied solely from the Indemnity Escrow Account and the total aggregate amount of liability of the Sellers for Losses of the Purchaser Indemnified Parties with respect to the matters set forth in Schedule 9.3(h) shall be limited to $150,000 and shall be satisfied solely from the Indemnity Escrow Account;
(iv)    with respect to instances of fraud by any Seller in connection with this Agreement, any indemnification obligation of the Sellers for Losses under this Agreement shall be satisfied first from the Indemnity Escrow Amount, and then directly from only the Seller(s) who actually committed such fraud in proportion to each Seller’s responsibility for such fraud (it being understood and agreed that the liability of any Seller that did not commit fraud shall be limited solely to the funds remaining in the Indemnity Escrow Account); and
(v)    no party shall be liable for any punitive damages relating to the breach of this Agreement, other than punitive damages paid by an Indemnified Party to a third party.
(b)    The parties hereto acknowledge and agree that, except with respect to (i) the instances of fraud set forth in Section 9.4(a)(iv), (ii) injunctive or other equitable relief (but not monetary damages or relief) against any party for such party’s breach of any post-closing covenant contained in this

Agreement, (iii) adjustments governed by Section 1.8, or (iv) matters under any Non-competition Agreement or Non-solicitation Agreement or the IP Assignment Agreement, solely with respect to the party to such agreement, (A) the indemnification provisions of this Article IX shall be the sole and exclusive remedy of each party hereto and each Indemnified Party with respect to any Losses, claims, liabilities or obligations arising out of, related to, or in connection with this Agreement or any Related Document and the transactions contemplated hereby or thereby, including any Exhibit, Schedule (including any Disclosure Schedules), certificate or other document delivered hereunder or thereunder, and recovery against the funds then remaining in the Indemnity Escrow Account (in accordance with the terms of this Agreement and the Escrow Agreement) shall be the sole and exclusive means of recovery for any claim for indemnification made by a Purchaser Indemnified Party pursuant to this Agreement, in each case regardless of the legal theory under which such Loss, claim, liability or obligation may be sought to be imposed, whether sounding in contract or tort, or whether at law or in equity, or otherwise, and the parties hereby agree that the Purchaser Indemnified Parties shall have no remedy or recourse with respect to any of the foregoing other than pursuant to, and subject to the terms and conditions of, this Article IX and (B) the Purchaser hereby waives on its own behalf and on behalf of its Affiliates (including the Acquired Companies and the Operating Company following the Closing) to the fullest extent permitted under Law, any and all claims, other rights and remedies, it or they may have against the Sellers or any Affiliates of any Seller arising under or based upon this Agreement or any Related Document, any document or certificate delivered in connection herewith, any Law, in equity or otherwise (including with respect to any environmental, health or safety matters), except pursuant to the indemnification provisions set forth in this Article IX. The rights and claims waived by the Purchaser, on behalf of itself and its Affiliates (including the Acquired Companies and the Operating Company following the Closing), include claims for contribution or other rights of recovery arising out of or relating to any claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. Furthermore, the Purchaser acknowledges and agrees that the Purchaser Indemnified Parties may not avoid such limitation on liability or remedies by (i) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (ii) asserting or threatening any claim against any Person that is not a party hereto (or a successor to a party hereto) for breaches of the representations, warranties and covenants contained in this Agreement. The parties hereto agree that the provisions in this Agreement relating to indemnification, and the limits imposed on the Purchaser’s and the Purchaser Indemnified Parties’ rights and remedies with respect to this Agreement and the transactions contemplated hereby (including this Article IX) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to the Sellers hereunder.
9.5    Computation of Indemnity Payments
(a)    The amount payable under this Article IX in respect of any Loss shall be calculated net of (i) any Tax Benefit actually realized by the Indemnified Party for the taxable year in which such Loss was incurred, (ii) any specific reserves set forth in the Final Closing Statement with respect to such Loss and (iii) any insurance proceeds actually received by the Indemnified Party under insurance policies in place prior to the Closing and for which premium payments have all been made prior to the Closing (it being understood that with respect to this clause (iii), the amount of such insurance proceeds shall be reduced by any and all reasonable out-of-pocket costs, deductible amounts and other related unindemnified amounts, increases in premiums, Taxes and expenses (including reasonable attorney’s fees) incurred by the Indemnified Parties in connection with the recovery or collection of such (the amount referred to in clause (iii) the “Offsetting Amount”). As used in this Section 9.5(a), “Tax Benefit” shall include any refund of Taxes paid or reduction in the amount of Taxes which otherwise would have been paid due to a deduction, credit or other Tax benefit or allowance arising by reason of the event giving rise to a claim under this Article IX.
(b)    In the event that an insurance or other recovery is made at any time after an indemnification payment by the Indemnifying Party has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery (less any Offsetting Amount) shall be made promptly to the applicable Indemnifying Party (or, if the amount received in connection with such indemnification claim was distributed to the Indemnified Party from the Indemnity Escrow Account, to the Indemnity Escrow Account).
(c)    For purposes of this Article IX, any inaccuracy in or breach of any representations or warranty, and the amount of Losses resulting therefrom, shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty; provided, that, for purposes of this Article IX, any inaccuracy in or breach of any representation or warranty with respect to Section 4.5 and clause (B) of the first sentence of Section 4.10 shall be determined with regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty.
(d)    The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including by any of its Representatives) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate.
9.6    Procedures for Indemnification
(a)    Any Person making a claim for indemnification under Section 9.2 or Section 9.3 (an “Indemnified Party”) shall notify the party against whom indemnification is sought (an “Indemnifying Party”) of the claim in writing (such written notice, an “Indemnification Notice”) promptly after becoming aware of any action, lawsuit, proceeding, investigation, demand or other actual or potential indemnifiable claim against the Indemnified Party by a third party (a “Third Party Claim”). Each such Indemnification Notice shall describe in reasonable detail, the applicable Third Party Claim, including the facts giving rise to such claim for indemnification hereunder, the amount or method of computation of the amount of such claim (to the extent then known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided, that, the failure to so notify an Indemnifying Party promptly shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure.
Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense thereof, upon written notice delivered to the Indemnified Party within twenty (20) days after receipt of an Indemnification Notice assuming responsibility, solely from and to the extent of the Indemnity Escrow Account, for Losses resulting from such Third Party Claim, by appointing a reputable counsel to be the lead counsel in connection with such defense; provided, that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose (provided, that the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party). Notwithstanding the foregoing, an Indemnifying Party will not be entitled to assume the defense of any Third Party Claim if (i) such claim could result in criminal liability of, or equitable remedies against, the Indemnified Party; (ii) such claim does not solely seek and continue to solely seek monetary damages; (iii) such claim involves a customer, supplier or employee of the Indemnified Party; (iv) the Indemnified Party is a Purchaser Indemnified Party and the Purchaser reasonably believes potential Losses related thereto would likely exceed the amount remaining in the Indemnity Escrow Fund; or (v) the Indemnified Party reasonably believes that the interests of the Indemnifying Party and the Indemnified Party with respect to such claim are in conflict with one another, and as a result, the Indemnifying Party could not adequately represent the interests of the Indemnified Party in such claim. In the event, however, that the Indemnifying Party declines or fails to assume, or is not permitted to assume, the defense of the Third Party Claim on the terms provided above or to employ counsel reasonably satisfactory to the Indemnified Party, in either case within such twenty (20) day period, or if the Indemnifying Party is not entitled to assume the defense of the audit, investigation, action or proceeding in accordance with the preceding sentence, then such Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and the Indemnifying Party shall pay the reasonable fees and disbursements of such counsel for the Indemnified Party as incurred to the extent required by this Article IX. The Indemnifying Party or the Indemnified Party (as the case may be) shall at all times use commercially reasonable efforts to keep the Indemnifying Party or the Indemnified Party (as the case may be) reasonably apprised of the status of the defense of any matter the defense of which it is maintaining and to cooperate in good faith with each other with respect to the defense of any such matter; provided, however, that no party will be required to provide cooperation or furnish any records or other information that would (1) jeopardize the attorney client, work product or similar privilege of the Person in possession or control of such records or other information or (2) contravene any confidentiality agreement, nondisclosure agreement or similar obligation of the Person in possession or control of such records or other information.
The Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the relief (i) consists solely of money damages that will be satisfied by the Indemnifying Party from the Indemnity Escrow Account, (ii) includes a provision whereby the plaintiff or claimant in the matter unconditionally releases the Indemnified Party and its officers, directors, managers, employees and Affiliates from all Liability with respect to the issues so settled, and (iii) does not contain any admission or statement suggesting any wrongdoing or liability on behalf of the Indemnified Party.

(b)    Any Indemnified Party making a claim against any Indemnifying Party hereunder that does not involve a Third Party Claim shall deliver notice of such claim promptly to the Indemnifying Party, describing in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known) and such other information with respect thereto as the Indemnifying Party may reasonably request; provided, that, the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually materially prejudiced by such failure.
9.7    Characterization of Indemnification Payments
Unless otherwise required by Law, all payments made pursuant to Article IX hereof shall be treated for all Tax purposes as adjustments to the Purchase Price.
9.8    Manner of Payment; Escrow Release
(a)    Any amounts owing to the Purchaser Indemnified Parties pursuant to this Article IX shall be made solely by disbursement of a portion of the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement. Except with respect to the instances of fraud set forth in Section 9.4(a)(iv), in no event shall the Purchaser Indemnified Parties be entitled to recover an aggregate amount pursuant to this Article IX in excess of the available portion of the Indemnity Escrow Amount at any given time.
(b)    Any amounts owing to the Seller Indemnified Parties pursuant to this Article IX shall be made by the Purchaser to the Sellers’ Representative (on behalf of the Sellers) by wire transfer of immediately available funds to a bank account designated by the Sellers’ Representative.
(c)    Within five (5) Business Days of the first anniversary of the Closing Date, if any portion of the Indemnity Escrow Amount remaining on such date, less the aggregate amount, if any, claimed by the Purchaser Indemnified Parties pursuant to claims properly and timely made against the Indemnity Escrow Amount in accordance with this Article IX and not fully resolved prior to such date (such claims, the “Outstanding Claims,” and such amount, the “Retained Escrow Amount”), the Escrow Agent shall release such excess amount from the Indemnity Escrow Account and pay such amount to the Sellers’ Representative (on behalf of the Sellers and to be distributed by the Sellers’ Representative to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage). In the event and to the extent that any Outstanding Claim made by any Purchaser Indemnified Party pursuant to this Article IX is resolved against such Purchaser Indemnified Party, the Sellers’ Representative and the Purchaser shall promptly jointly instruct the Escrow Agent to release from the Indemnity Escrow Account and pay to the Sellers’ Representative (on behalf of the Sellers and to be distributed by the Sellers’ Representative to the Sellers in accordance with each Seller’s Fully Diluted Ownership Percentage) an aggregate amount of the Retained Escrow Amount equal to the amount of the Outstanding Claim resolved against such Purchaser Indemnified Party; provided, however, that any such distribution shall only be made to the extent that the Retained Escrow Amount remaining after such distribution would be sufficient to cover the amount of Outstanding Claims that are still unresolved at such time.

ARTICLE X
SELLERS’ REPRESENTATIVE
10.1    Appointment
(a)    Each Seller, by virtue of the approval and adoption of this Agreement or by accepting any consideration payable hereunder hereby initially appoints, from and after the date of this Agreement and continuing until the date when all obligations under this Agreement have been discharged, Brazos Equity GP III, Inc., a Texas corporation, as the initial Sellers’ Representative, for the benefit of the Sellers and as the exclusive agent and attorney-in-fact to act for and on behalf of each Seller in connection with this Agreement and the other Related Documents and with full power and authority to take all actions contemplated to be taken by the Sellers’ Representative hereunder and thereunder and to facilitate the consummation of the transactions contemplated hereby and thereby, which shall include the power and authority:
(i)    to negotiate, execute and deliver this Agreement and the Related Documents (with such amendments, modifications or supplements hereto and thereto as the Sellers’ Representative shall have consented) and to terminate this Agreement or any Related Document, in each case on behalf of each of the Sellers;
(ii)    to deliver the notice setting forth an estimate of the Closing Net Working Capital in accordance with Section 1.2(c), deliver any Objection and discuss, negotiate, resolve and fully and finally settle on behalf of the Sellers any disputes with respect to the determination of the Closing Payment pursuant to Section 1.8;
(iii)    to give and receive all notices and communications to or from the Purchaser and/or the Escrow Agent relating to this Agreement, the Related Documents or any of the transactions and other matters contemplated hereby or thereby;
(iv)    to provide all notices and instructions to, and to authorize disbursements from, the Indemnity Escrow Account or the Adjustment Escrow Account in accordance with the Escrow Agreement and Section 9.8 of this Agreement;
(v)    to collect, hold and distribute any amounts required to be paid by the Sellers pursuant to this Agreement or any Related Document;
(vi)    to execute and deliver such waivers and consents under, and such amendments, modifications and supplements to this Agreement, the other Related Documents or any of the transactions contemplated hereby and thereby;
(vii)    to enforce and protect the rights and interests of the Sellers arising out of or under or in any manner relating to this Agreement, the other Related Documents or any of the transactions provided for herein or therein, and to take any and all actions which the Sellers’ Representative believes are necessary or appropriate under this Agreement and the other Related

Documents for and on behalf of the Sellers, including consenting to, compromising or settling any claims, conducting negotiations with the Purchaser and its Representatives regarding claims, and, in connection therewith, to (A) investigate, defend, contest and litigate any Proceeding initiated by the Purchaser or any other Person, or by any Governmental Authority against the Sellers’ Representative and/or any of the Sellers, and receive process on behalf of any or all Sellers in any Proceeding; (B) file any Proceeding as the Sellers’ Representative may deem advisable or necessary; (C) settle or compromise any Proceeding asserted under this Agreement or any of the other Related Documents, and give receipts, releases and discharges with respect to any such Proceeding; and (D) file and prosecute appeals from any decision, judgment or award rendered in any such Proceeding;
(viii)    to engage counsel, accountants and other advisors and incur such other expenses on behalf of the Sellers in connection with any matter arising under this Agreement or any of the Related Documents; and
(ix)    to make any payments and pay any expenses incurred in connection with this Agreement or any of the Related Documents on behalf of the Sellers.
(b)    The appointment of the Sellers’ Representative shall be deemed coupled with an interest and shall be irrevocable, and shall survive the death, incompetency, bankruptcy or liquidation of any Seller.
(c)    All decisions, actions, consents and instructions by the Sellers’ Representative shall be final, binding and conclusive upon all of the Sellers and their respective executors, heirs, legal representatives, successors and assigns, and no Seller shall have the right to object to, dissent from, protest or otherwise contest the same.
(d)    The Sellers’ Representative shall promptly, and in any event within three Business Days, provide notice to each Seller of any action taken on behalf of the Sellers by the Sellers’ Representative pursuant to the authority delegated to the Sellers’ Representative under this Article X.
10.2    Acceptance by Sellers’ Representative
Brazos Equity GP III, Inc., a Texas corporation, hereby accepts its appointment as the initial Sellers’ Representative.
10.3    Compensation
No bond shall be required of the Sellers’ Representative, and the Sellers’ Representative shall not receive compensation for its services. For the avoidance of doubt, the Sellers’ Representative shall be entitled to receive expense reimbursement as further provided herein.
10.4    Limitation of Liability

Neither the Sellers’ Representative nor any of its Representatives shall be liable to any other Seller or any other Person for any act done or omitted to be taken hereunder or otherwise in connection with the performance of the Sellers’ Representative duties hereunder in their capacity as such, except in the case of any such Person’s fraud, willful misconduct or gross negligence. The Sellers’ Representative may consult with legal counsel, independent public accountants and other experts selected by the Sellers’ Representative and shall not be liable to any Seller for any action taken or omitted to be taken in good faith in accordance with the advice of such counsel, accountants or experts. As to any matters not expressly provided for in this Agreement, the Sellers’ Representative shall not owe any fiduciary duties and shall not be required to exercise any discretion or take any action.
10.5    Indemnification; Reimbursement; Release of Funds
(a)    Without regard to any of the limitations contained in Article IX, each Seller shall, only to the extent of such Seller’s Fully Diluted Ownership Percentage thereof, indemnify and defend the Sellers’ Representative and hold the Sellers’ Representative harmless against any loss, damage, cost, liability or expense actually incurred without fraud, willful misconduct or gross negligence by the Sellers’ Representative and arising out of or in connection with the acceptance, performance or administration of the Sellers’ Representative’s duties under this Agreement, the Related Documents and transactions contemplated hereby and thereby. Any liabilities, losses, penalties, fines, claims, damages, costs or expenses actually incurred by or reasonably expected to be incurred by the Sellers’ Representative in connection with the acceptance, performance and administration of its duties as the Sellers’ Representative pursuant to this Agreement (including the hiring of legal counsel, accountants or auditors and other Representatives pursuant to the terms of this Agreement but excluding any of the foregoing arising out of the Sellers’ Representative’s fraud, willful misconduct or gross negligence) and all fees payable hereunder to the Sellers’ Representative by the Sellers (“Sellers’ Representative Costs”), shall be paid as follows: (i) first by recourse to the Sellers’ Representative Reserve; (ii) if such amounts held in the Sellers’ Representative Reserve are insufficient to pay for such Sellers’ Representative Costs, then by recourse to the amounts distributable to the Sellers in accordance with Section 1.8; and (iii) if such amounts are insufficient to pay such Sellers’ Representative Costs, then by recourse directly to the Sellers (in accordance with each Seller’s Fully Diluted Ownership Percentage).
(b)    On or prior to the thirtieth day after the first anniversary of the Closing Date, the Sellers’ Representative shall distribute to each Seller an amount equal to the product of (i) such Seller’s Fully Diluted Ownership Percentage multiplied by (ii) an amount equal to (A) the amount of the Sellers’ Representative Reserve minus (B) the sum of (1) the aggregate Sellers’ Representative Costs plus (2) a reserve for future Sellers’ Representative Costs and liabilities, as determined by the Sellers’ Representative. After such date, from time to time, the Sellers’ Representative shall distribute to the Sellers, in the same proportion, all amounts that it has determined no longer need to be reserved.
10.6    Binding Effect
Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Sellers’

Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Sellers and shall be final, binding and conclusive upon each such Seller; and the Purchaser and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Seller. The Purchaser and the Escrow Agent are hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Sellers’ Representative made in accordance with this Article X.
ARTICLE XI
GENERAL PROVISIONS
11.1    Expenses
Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby will be paid by the party incurring such costs and expenses.
11.2    Notices
All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by email or sent, postage prepaid, by registered, certified or nationally recognized overnight courier service and shall be deemed given when so delivered by hand, if mailed, three days after mailing (one Business Day in the case of overnight courier service) or if sent by email, upon confirmation of receipt, as follows:
(a)    if to the Purchaser or, following the Closing, the Acquired Companies:
Oxford of South Carolina, Inc.
999 Peachtree Street, N.E., Ste. 688
Atlanta, Georgia 30309
Telephone:    (404) 659-2424
Email:         generalcounsel@oxfordinc.com
Attention:     Legal Department

with a copy to:

King & Spalding LLP
1180 Peachtree Street
Atlanta, Georgia 30309
Telephone:    (404) 572-4754
Email:         rpatel@kslaw.com
Attention:     Rahul Patel

(b)    if to the Sellers’ Representative:
Brazos Equity GP III, Inc.
c/o CenterOak Partners
100 Crescent Court, Suite 1700
Dallas, Texas 75201
Telephone:    (214) 756-6500
Email:         RFojtasek@CenterOakPartners.com,
        LCutler@CenterOakPartners.com
Attention:     Randall S. Fojtasek and Lucas T. Cutler

with a copy to:

Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201
Telephone:     (214) 969-2720
Email:        tyang@akingump.com
Attention:     Thomas H. Yang

11.3    Severability
It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.
11.4    Specific Performance
The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware state or federal court, this being in addition to any other remedy to which such party is entitled under this agreement, at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
11.5    Entire Agreement
This Agreement and the Related Documents (including the Exhibits and Schedules (including any Disclosure Schedules) hereto and thereto) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter.
11.6    Assignment
This Agreement and the rights and obligations hereunder shall not be assignable or transferable by the Purchaser, the Sellers or the Acquired Companies (including by operation of law in connection with a merger or consolidation of the Purchaser) without the prior written consent of each of the other parties hereto; provided, however, that any of the Sellers may assign any or all of its rights and/or obligations under this Agreement, including the right to receive the Purchase Price or any portion of the Closing Payment, to one or more of its Affiliates without the consent of the Purchaser, but no such assignment will limit such Seller’s obligations hereunder; provided, further, that the Purchaser may, without the consent of the Sellers or the Acquired Companies, (a) assign any or all of its rights and interests hereunder to one or more of its Affiliates (in which case, the Purchaser shall also remain responsible for the performance of all of its obligations hereunder) or (b) designate one or more of its Affiliates to perform its obligations hereunder (in which case, the Purchaser shall also remain responsible for the performance of all of its obligations hereunder). Any attempted assignment in violation of this Section 11.6 shall be null and void.
11.7    No Third-Party Beneficiaries
Except as set forth in Article IX and the last sentence of this Section 11.7, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement. Notwithstanding anything to the contrary set forth in this Agreement, (a) each of the Related Parties shall be a third party beneficiary of the provisions set forth in Section 11.12, and (b) each of the D&O Indemnified Parties shall be a third party beneficiary of the provisions set forth in Section 6.2.
11.8    Amendment
This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed on behalf of each party hereto and otherwise as expressly set forth herein.

11.9    Waiver
No failure or delay of any party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of any party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.
11.10    Governing Law; Jurisdiction
(a)    This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State.
(b)    Each party hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by another party hereto or its successors or assigns (other than disputes as to Closing Net Working Capital and the Final Closing Payment, which shall be governed by Section 1.8, and the Allocation Schedule, which shall be governed by Section 7.8) shall be brought and determined in any Delaware state or federal court (the “Delaware Courts”), and each party hereto hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each party hereto agrees not to commence any action, suit or proceeding relating thereto except in the Delaware Courts, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any Delaware Court. Each party hereto further agrees that notice as provided herein shall constitute sufficient service of process and each party hereto further waives any argument that such service is insufficient. Each party hereto hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the Delaware Courts for any reason, (b) that it or its property is exempt or immune from jurisdiction of any Delaware Court or from any legal process commenced in any Delaware Court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
11.11    Waiver of Jury Trial
EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY

WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.11.
11.12    No Recourse
Notwithstanding anything that may be expressed or implied in this Agreement, each party hereto covenants, agrees and acknowledges that no recourse under this Agreement, any Related Document or any documents or instruments delivered in connection with this Agreement or any Related Document shall be had against any of the Sellers’, the Purchaser’s, the Acquired Companies’ or any of their respective Affiliates’ former, current or future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than any Seller, the Purchaser, any Acquired Company or any of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any obligation or liability of any Seller, the Purchaser, any Acquired Company or any of their Affiliates under this Agreement, any Related Document or any documents or instruments delivered in connection herewith or therewith for any claim based on, in respect of or by reason of such obligations or liabilities or their creation; provided, however, nothing in this Section 11.12 shall relieve or otherwise limit the liability of any Seller, the Purchaser, any Acquired Company or any Affiliate, as such, for any breach or violation of its obligations under such agreements, documents or instruments.
11.13    Disclosure Schedules
The information contained in this Agreement and the Seller Disclosure Schedules, the Blocker Company Disclosure Schedules, the Target Company Disclosure Schedules and the Purchaser Disclosure Schedules (collectively, the “Disclosure Schedules”) attached hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Notwithstanding anything to the contrary contained in the Disclosure Schedules or in this Agreement, (a) the information and disclosures contained in any section of the Seller Disclosure Schedules, the Blocker Company Disclosure Schedules and the Target Company Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Seller Disclosure Schedules, the Blocker Company Disclosure Schedules or the Target Company Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is readily apparent on its face and (b) the information and disclosures contained in any section of the Purchaser Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Purchaser Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is readily apparent on its face. The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material” or “Material Adverse Effect” or other similar terms in this Agreement.
11.14    Interpretation
The headings contained in this Agreement, in any Exhibit or Disclosure Schedules hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule (including any Disclosure Schedules) or Exhibit shall be to the Articles, Sections and clauses of, and Schedules (including any Disclosure Schedules) and Exhibits to, this Agreement. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation,” and the term “dollar” or “$” means the lawful currency of the United States. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. As used in this Agreement, a Person shall be deemed to have “delivered”, “made available”, “provided” or “furnished” to the Purchaser (or other words of similar import) such documents referred to herein if such documents were made available for review by the Purchaser in the virtual data room maintained on behalf of the Sellers at least two (2) Business Days prior to the execution of this Agreement.
11.15    No Presumption Against Drafting Party
The Purchaser and each Seller acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
11.16    Execution of Agreement

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Facsimile or email transmission of counterpart signatures to this Agreement shall be acceptable and binding.
11.17    Privilege
The Sellers have advised the Purchaser that Akin Gump Strauss Hauer & Feld LLP has represented AIV2, AIV1, S/T Group and S/T Blocker with respect to the transactions contemplated hereby. In light of the foregoing and subject to the following sentence, the Purchaser and each Acquired Company agree that any attorney-client privilege, attorney work-product protection, and reasonable expectation of client confidence attaching as a result of Akin Gump Strauss Hauer & Feld LLP’s representation of AIV2, AIV1, S/T Group or S/T Blocker with respect to the transactions contemplated hereby, all information and documents covered by such privilege or protection and all communications between and documents exchanged between AIV2, AIV1, S/T Group, S/T Blocker or any of their directors, managers, officers, shareholders or members, in each case, related solely to the transactions contemplated hereby shall belong to and be controlled by AIV2 and AIV1 and may be waived only by AIV2 and AIV1, as applicable, and not S/T Group or S/T Blocker, and shall not pass to or be claimed or used by the Purchaser, S/T Group, S/T Blocker or any of their respective Affiliates after the Closing. Notwithstanding the foregoing, such attorney-client privilege, attorney work-product protection and client confidence shall also belong to and also be controlled by S/T Group and S/T Blocker (and not heretofore waived by S/T Group or S/T Blocker) and shall be deemed passed to and claimed by S/T Group and S/T Blocker, as applicable, after the Closing to the extent any such attorney-client privilege, attorney work-product protection or client confidence is required to be waived or otherwise required to be similarly released by any Governmental Authority, under applicable Laws or pursuant to any orders, decrees, writs, injunctions, judgments, stipulations, determinations or awards entered by or with any Governmental Authority or any arbitration panel, tribunal or arbitrator, and, in any such case, neither S/T Group, nor S/T Blocker, nor any of their Affiliates shall be in breach or violation of any provision of this Agreement or any Related Documents for providing any information, documents, communications or client confidences to any Governmental Authority in response to, and subject to the requirement limitation in, the foregoing.
ARTICLE XII
CERTAIN DEFINITIONS
12.1    Certain Defined Terms
As used in this Agreement, the following terms shall have the following meanings:
“Acquired Companies” has the meaning ascribed to such term in the Preamble.
“Acquired Equity Interests” means, collectively, the Blocker Shares and the S/T Group Interests held by AIV2, Mr. A. S., Ms. D. S., Mr. J. H., Ms. S. S., Mr. C. H., Mr. R. I. and Golub LLC.
“Acquisition” has the meaning ascribed to such term in the Recitals.
“Additional Shortfall Amount” has the meaning ascribed to such term in Section 1.8(h).

“Adjusted Closing Amount” shall mean an amount equal to (a) the amount of the Closing Payment (as set forth in the Estimated Closing Statement) minus (b) the sum of (i) the Indemnity Escrow Amount plus (ii) the Adjustment Escrow Amount plus (iii) the Sellers’ Representative Reserve.
“Adjustment Escrow Account” means the account with the Escrow Agent into which the Adjustment Escrow Amount is deposited.
“Adjustment Escrow Amount” has the meaning ascribed to such term in Section 1.4(b).
“Affiliate” means, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Agreed Accounting Policies” means the accounting principles, policies, methods, practices, categories, estimates, judgments and assumptions as set forth in Exhibit A.
“Agreement” has the meaning ascribed to such term in the Preamble.
“AIV1” has the meaning ascribed to such term in the Preamble.
“AIV2” has the meaning ascribed to such term in the Preamble.
“Allocation Schedule” has the meaning ascribed to such term in Section 7.8.
“Audited Financial Statements” has the meaning ascribed to such term in Section 4.5.
“Bankruptcy and Equity Exception” means (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (b) general principles of equity, whether considered in a proceeding at law or in equity.
“Benefit Plans” has the meaning ascribed to such term in Section 4.8(a).
“Blocker Companies” has the meaning ascribed to such term in the Preamble.
“Blocker Company Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph of Article III.
“Blocker Shares” has the meaning ascribed to such term in the Recitals.
“Business” has the meaning ascribed to such term in the Recitals.
“Business Day” means any day other than (a) any Saturday or Sunday or (b) any other day on which banks located in Dallas, Texas or Atlanta, Georgia are required or authorized by Law to be closed for business.
“Card Act” means the Credit Card Accountability Responsibility and Disclosure Act of 2009.
“Class A Unit” means an interest of S/T Group designated as a Class A Unit.

“Closing” has the meaning ascribed to such term in Section 1.6.
“Closing Date” has the meaning ascribed to such term in Section 1.6.
“Closing Indebtedness” means the Indebtedness of S/T Group and the Operating Company outstanding as of 12:01 am ET on the Closing Date.
“Closing Net Working Capital” means the Net Working Capital as of 12:01 a.m. ET on the Closing Date.
“Closing Payment” has the meaning ascribed to such term in Section 1.2(a).
“Closing Statement” has the meaning ascribed to such term in Section 1.8(a).
“COBRA” has the meaning ascribed to it in Section 4.8(h).
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company Cash” means, as of 12:01 am ET on the Closing Date, an amount equal to the sum of: (a) all unrestricted cash and cash equivalents of S/T Group and the Operating Company and all checks and funds received by S/T Group and the Operating Company or their banks (e.g., checks deposited or funds paid to lock-box accounts) prior to 12:01 am ET on the Closing Date, regardless of whether cleared, minus checks written by the Operating Company and uncleared as of 12:01 am ET on the Closing Date; plus (b) the S/T Blocker Net Corporate Cash; plus (c) the Golub Blocker Net Corporate Cash.
“Company Intellectual Property” means the Company Owned Intellectual Property and the Company Licensed Intellectual Property.
“Company Licensed Intellectual Property” means all Intellectual Property (other than Company Owned Intellectual Property) that is used or held for use by an Acquired Company or the Operating Company.
“Company Owned Intellectual Property” means all Intellectual Property owned by or purportedly owned by an Acquired Company or the Operating Company.
“Company Systems” has the meaning ascribed to such term in Section 4.14(f).
“Complimentary Card” has the meaning ascribed to such term in Section 4.27(c).
“Confidential Information” means any non-public, confidential and proprietary data or information relating to the Acquired Companies or the Operating Company (including trade secrets) that is valuable to the operation of the Target Companies’ business.
“Confidentiality Agreement” means the Confidentiality Agreement, dated as of September 22, 2015, by and between the Operating Company and Oxford Industries, Inc.
“Consent” means any consent, approval authorization, waiver or Permit.
“Contracts” means any contract, agreement, license, note, bond, deed, mortgage, trust, indenture, lease, arrangement, understanding, commitment or undertaking or other binding instruments or obligations, whether written or oral, in all cases, excluding any purchase orders entered into in the ordinary course of business, but including any purchase orders entered into outside the ordinary course of business.
“Current Policies” has the meaning ascribed to such term in Section 6.2(a).
“Customer” means each of the top 10 customers of the Target Companies (based on the dollar amount of total revenue recognized by the Target Companies), during the 12-month period ended on December 31, 2015.
“D&O Indemnified Parties” has the meaning ascribed to such term in Section 6.2(b).
“Deductible” has the meaning ascribed to such term in Section 9.4(a)(i).
“Delaware Courts” has the meaning ascribed to such term in Section 11.10(b).
“Disclosure Schedules” has the meaning ascribed to such term in Section 11.13.
“Disputed Items” has the meaning ascribed to such term in Section 1.8(c).
“Employees” means the common law employees of any Target Company.
“Employment Agreements” has the meaning ascribed to such term in Section 4.8(a).
“Environment” means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.
“Environmental Laws” means all Laws relating to protection of the Environment and public health and safety, including pollution control, product registration and Hazardous Materials.
“Equity Interests” means any type of equity ownership in an entity, including partnership interests in a general partnership or limited partnership, membership interests in a limited liability company, stock or similar security in a corporation or the comparable instruments for any other entity or any other interest entitling the holder thereof to participate in the profits of such entity, the proceeds or the disposition of such entity or any portion thereof or to vote for the governing body of such entity.
“ERISA” has the meaning ascribed to such term in Section 4.8(a).
“ERISA Affiliate” has the meaning ascribed to such term in Section 4.8(g).
“Escrow Agent” means SunTrust Bank.
“Escrow Agreement” means the Escrow Agreement dated as of the Closing Date among the Sellers’ Representative, the Purchaser and the Escrow Agent attached hereto as Exhibit C.
“Estimated Closing Statement” has the meaning ascribed to such term in Section 1.2(c).
“Excess Amount” has the meaning ascribed to such term in Section 1.8(g).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Final Closing Payment” means an amount, as finally determined pursuant to Section 1.8, equal to:
(a)    $85,000,000, plus
(b)    the Incremental Tax Benefit Amount, plus
(c)    an amount equal to the Company Cash, if a positive number (as set forth in the Closing Statement), plus
(d)    the amount, if any, by which the Closing Net Working Capital set forth in the Closing Statement is greater than the Target Net Working Capital, minus
(e)    the sum of (i) the Closing Indebtedness (as set forth in the Closing Statement), plus (ii) if Company Cash is a negative number, an amount equal to the absolute value of the Company Cash (as set forth in the Closing Statement), plus (iii) the amount, if any, by which the Target Net Working Capital is greater than the Closing Net Working Capital set forth in the Closing Statement, plus (iv) the amount of the Seller Transaction Expenses (as set forth in the Closing Statement).
“Final Closing Statement” has the meaning ascribed to such term in Section 1.8(f).
“Financial Statements” has the meaning ascribed to such term in Section 4.5.
“Fully Diluted Ownership Percentage” means with respect to any Person, (a) the sum of (i) the aggregate number of Class A Units held by such Person as of immediately prior to the Closing, plus (ii) the aggregate number of Vested Class B Hurdle 1 Units held by such Person, plus (iii) the aggregate number of Vested Class B Hurdle 2 Units held by such Person, divided by (b) the Number of Fully Diluted Units.
“Fundamental Representations” means the representations and warranties set forth in Article II, Article III, and Sections 4.1, 4.2, 4.3, 4.9, 4.12, and 4.18.
“Funded Indebtedness” means the aggregate principal amount of, and accrued and unpaid interest on, (a) the Indebtedness evidenced by instruments and agreements set forth in Section 4.3(c) of the Target Company Disclosure Schedules and (b) any other Indebtedness, in each case, for borrowed money of any Acquired Company or the Operating Company (other than intercompany Indebtedness owed by one Acquired Company or the Operating Company to another Acquired Company or the Operating Company) in each case outstanding as of the Closing. For the avoidance of doubt, Funded Indebtedness shall not include any guarantees, letters of credit or other similar contingent obligations.
“Further Shortfall Amount” has the meaning ascribed to such term in Section 1.8(h).
“GAAP” means United States generally accepted accounting principles.
“Gift Card” means any record evidencing a promise by any of Target Companies that goods or services will be provided to the owner of the record to the value shown in the record and includes (a) a record that contains a microprocessor chip, magnetic stripe or other means for the storage of information that is prefunded and for which the value is decremented upon each use, (b) a gift card, (c) an electronic gift card, (d) stored-value card or certificate, (e) paper gift certificate, (f) a store card, or (g) a similar record or card, and any “general-use prepaid card”, “gift certificate”, or “store gift card” as those terms are defined in the Card Act.
“Golub Blocker” has the meaning ascribed to such term in the Preamble.
“Golub Blocker Net Corporate Cash” means an amount (which may be a negative number) equal to: (a) the amount of cash and cash equivalents held by Golub Blocker as of the Closing Date, minus (b) the sum of (i) the amount of any unpaid Taxes of Golub Blocker attributable, in whole or in part, to the Pre-Closing Tax Period, plus (ii) the amount of Indebtedness of Golub Blocker as of the Closing Date.
“Golub Blocker Shares” has the meaning ascribed to such term in the Recitals.
“Golub LLC” has the meaning ascribed to such term in the Preamble.
“Governmental Authority” means any supranational, federal, state, provincial, local, county or municipal government, governmental, regulatory or administrative agency, department, court, commission, board, bureau, arbitrator or arbitration panel or other authority or instrumentality, domestic or foreign.
“Hazardous Materials” means any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process-intermediate product or waste, asbestos or asbestos-containing materials, lead-based paint, petroleum or petroleum-derived substance or waste, polychlorinated biphenyls, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance or waste, whether liquid, solid, semi-solid, sludge or gaseous, the management, use, handling or disposal of which is in any way governed by or subject to any applicable Law.
“Healthcare Reform Laws” has the meaning ascribed to it in Section 4.8(h).
“Incremental Tax Benefit Amount” means $0 at all times, whether at or following the Closing. All references to the Incremental Tax Benefit Amount in this Agreement are included in this Agreement solely for purposes of allocating the Closing Payment among the Sellers pursuant to the definition of “Incremental Tax Benefit” in the LLC Agreement. Such references shall have no impact on any amounts due or payable to Sellers by Purchaser under this Agreement and shall not create any obligation on the part of Purchaser at or following the Closing.
“Indebtedness” means any liability or obligation (a) in respect of borrowed money, whether or not contingent, or evidenced by bonds, notes, monies, debentures, or similar debt instruments or upon which interest payments are normally made, (b) under leases that have been or should have been recorded as capital leases in accordance with GAAP, (c) in respect of loans and advances, whether or not contingent, (d) for the payment of any deferred purchase price of any property, assets or services (including pursuant to capital leases) but excluding trade payables incurred in the ordinary course of business consistent with past practice, (e) guarantees, direct or indirect, in any manner, of all or any part of any Indebtedness, leases, dividends or other obligations of any Person in any manner, whether directly or indirectly, (f) all obligations under acceptance, standby letters of credit or similar facilities, (g) all matured obligations to purchase, redeem, retire, defease or otherwise make any payment in respect of any membership interests, shares of capital stock or other ownership or profit interest or any warrants, rights or options to acquire such membership interests, shares or such other ownership or profit interest, (h) all premiums, penalties or make whole or similar payments paid or payable in connection with the obligations referred to in (a) — (g), (i) all accrued interest of all obligations referred to in (a) — (h), and (j) all obligations referred to in (a) — (i) of a third party secured by any Lien on property or assets.
“Indemnification Notice” has the meaning ascribed to such term in Section 9.6(a).
“Indemnified Party” has the meaning ascribed to such term in Section 9.6(a).
“Indemnified Taxes” means (a) all Taxes of the Acquired Companies and the Operating Company for Pre-Closing Tax Periods; (b) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which any Acquired Company or the Operating Company (or any predecessor of any of the foregoing) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 or any analogous or similar state, local, or non-U.S. Law or regulation; and (c) any and all Taxes of any Person imposed on any Acquired Company or the Operating Company as a transferee or successor, by contract or pursuant to any Law, rule, or regulation as the result of transactions or events occurring prior to the Closing Date, provided, that Indemnified Taxes shall not include any such Taxes to the extent taken into account in the Final Closing Statement or otherwise paid or funded by Sellers.
“Indemnifying Party” has the meaning ascribed to such term in Section 9.6(a).
“Indemnity Escrow Account” means the account with the Escrow Agent into which the Indemnity Escrow Amount is deposited.
“Indemnity Escrow Amount” has the meaning ascribed to such term in Section 1.4(a).
“Indemnity Shortfall Amount” has the meaning ascribed to such term in Section 1.8(h).
“Independent Accounting Firm” has the meaning ascribed to such term in Section 1.8(c).
“Information Practices” has the meaning ascribed to such term in Section 4.14(d).
“Insurance Policies” has the meaning ascribed to such term in Section 4.16.
“Intellectual Property” means all foreign and domestic (a) trademarks, service marks, Internet domain names, logos, trade dress, trade names, social media identifiers and profiles, all applications and registrations for all of the foregoing, and all goodwill associated therewith and symbolized thereby; (b) patents and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues, and all inventions and improvements; (c) confidential and proprietary information, trade secrets and know-how to the extent protectable under applicable Law (“Trade Secrets”); (d) copyrights and original works of authorship and all copyright registrations and applications for registration of copyright; (e) all computer software, databases and data collections and all rights therein throughout the world; (f) all moral and economic rights of authors and inventors, however denominated, throughout the world; (g) rights of publicity and privacy; (h) any similar or equivalent rights to any of the foregoing anywhere in the world; and (i) all rights and claims or causes of action arising out of or related to any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof.

“Interim Financial Statements” has the meaning ascribed to such term in Section 4.5.
“IP Assignment Agreement” has the meaning ascribed to such term in Section 1.7(e).
“IRS” means the United States Internal Revenue Service.
“Knowledge” means (a) with respect to the Purchaser, the knowledge after due inquiry of Thomas C. Chubb, III, Thomas E. Campbell, K. Scott Grassmyer and Suraj A. Palakshappa, (b) with respect to S/T Group, the knowledge after due inquiry of Mr. A. S., Ms. D. S., Mr. R. I., Mr. C. H., Cathy Avinante, Lucas T. Cutler and Randall S. Fojtasek, (c) with respect to S/T Blocker, AIV2 and AIV1, the knowledge after due inquiry of Lucas T. Cutler and Randall S. Fojtasek, (d) with respect to any Seller who is not an entity, the knowledge after due inquiry of such Seller, and (e) with respect to Golub Blocker, Golub LLC, Golub Equity, Golub Lending and Golub Capital, the knowledge after due inquiry of the appropriate directors, officers and management of such entity. For purposes of this definition of Knowledge, for each entity, “after due inquiry” shall not require inquiry of any Person other than individual employees and officers of such entity.
“Law” or “Laws” means any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement having the force of law or any undertaking to or agreement with any Governmental Authority, including common law.
“Leased Real Property” has the meaning ascribed to such term in Section 4.19(a).
“Liability” or “Liabilities” means debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations (whether pecuniary or not, including obligations to perform or forebear from performing acts or services), fines or penalties.
“Liens” means any claim, deed of trust, option, rights of first refusal, restrictive covenant, pledge, charge, mortgage, encumbrance, adverse right or claim and security interest of any kind or nature whatsoever (including any restriction on the right to vote or transfer the same other than Liens arising under applicable federal and state securities Laws).
“LLC Agreement” means that certain Second Amended and Restated Limited Liability Company Operating Agreement of S/T Group, dated as of June 30, 2014, as amended by Amendment No. 1, dated as of January 14, 2015, and Amendment No. 2, dated as of March 25, 2015.
“Loss” or “Losses” means and includes any and all Liabilities, losses, damages, expenses (including reasonable attorney’s fees), costs, fines, fees, penalties and obligations.
“Material Adverse Effect” means any change, occurrence, event, state of facts, effect or development that (when taken together with all other changes, occurrences, events, states of facts, effects or developments) has or would reasonably be expected to have a material adverse effect on the assets, properties, business, liabilities, results of operations or condition (financial or otherwise) of the Acquired Companies and the Operating Company, taken as a whole, but, for purposes of this subclause (ii), shall not include: (a) facts, circumstances, events, changes, effects or occurrences generally affecting the industries in which the Acquired Companies and the Operating Company operate or the economy or the financial, credit (including securitization) or securities markets in the United States or elsewhere in the world, including any changes in interest, currency or exchange rates or the price of any commodity, security or market index, any political conditions or developments, or any outbreak or escalation of hostilities, declared or undeclared acts of war, terrorism or insurrection; (b) the occurrence, escalation, outbreak or worsening of any hostilities, war, police action, acts of terrorism or military conflicts, whether or not pursuant to the declaration of an emergency or war; (c) the existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; (d) changes in the Laws or regulations or the legal or regulatory environment in which the Acquired Companies and the Operating Company operate and/or; (e) facts, circumstances, events, changes, effects or occurrences to the extent resulting from any changes in GAAP (or the interpretation thereof); provided, that the matters described in clauses (a), (b) and (d) above shall be taken into account in determining whether there has been such a material adverse effect to the extent any such matter has a disproportionate adverse effect on the Acquired Companies and the Operating Company on a consolidated basis, relative to other Persons in the industries in which the Acquired Companies and the Operating Company operate.
“Material Contracts” has the meaning ascribed to such term in Section 4.17(a).
“Mr. A. S.” has the meaning ascribed to such term in the Preamble.
“Mr. C. H.” has the meaning ascribed to such term in the Preamble.
“Ms. D. S.” has the meaning ascribed to such term in the Preamble.
“Mr. J. H.” has the meaning ascribed to such term in the Preamble.
“Mr. R. I.” has the meaning ascribed to such term in the Preamble.
“Ms. S. S.” has the meaning ascribed to such term in the Preamble.
“Multiemployer Plan” has the meaning ascribed to such term in Section 4.8(g).
“Net Working Capital” means, as of the applicable time for determination thereof, (a) the aggregate of the Working Capital Assets minus (b) the aggregate of the Working Capital Liabilities. It is understood and agreed that Net Working Capital, including the component items thereof, shall be calculated in a manner consistent with the Agreed Accounting Policies.
“Non-Competition Agreements” has the meaning ascribed to such term in the Recitals.
“Non-Solicitation Agreements” has the meaning ascribed to such term in the Recitals.
“Number of Fully Diluted Units” means an amount equal to the sum of (a) the Number of Issued and Outstanding Class A Units, plus (b) the aggregate number of Vested Class B Hurdle 1 Units, plus (c) the aggregate number of Vested Class B Hurdle 2 Units.
“Objection” has the meaning ascribed to such term in Section 1.8(b)(i).
“Offsetting Amount” has the meaning ascribed to such term in Section 9.5(a).
“Operating Company” has the meaning ascribed to such term in the Recitals.
“Outstanding Claims” has the meaning ascribed to such term in Section 9.8(c).
“Payoff Letters” has the meaning ascribed to such term in Section 1.7(c)(ii).

“Permits” has the meaning ascribed to such term in Section 4.7(c).
“Permitted Liens” means (a) mechanics’, materialmen’s, carrier’s, repairer’s and other Liens arising or incurred in the ordinary course of business or that are not yet due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings for which adequate reserves have been established; (b) Liens for Taxes, assessments or other governmental charges that are not yet due and payable or that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established; (c) Liens, encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar matters affecting title) that do not, in more than a de minimis way, interfere with or impair the use or occupancy of such real property; (d) zoning, building codes and other land use Laws regulating the use or occupancy of any real property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the Business and that do not, in more than a de minimis way, interfere with or impair the use or occupancy of such real property; or (e) Liens arising pursuant to the express terms of the Real Property Lease.
“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Authority, and any permitted successors and assigns of such Person.
“Personal Data” has the meaning ascribed to such term in Section 4.14(e).
“Pre-Closing Tax Period” means (a) any Tax period ending on or before the Closing Date and (b) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.
“Proceeding” means any action, suit, claim, arbitration, audit, assessment, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether formal or informal, whether public or private) commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or arbitrator.
“Purchase Price” has the meaning ascribed to such term in Section 1.2(b).
“Purchaser” has the meaning ascribed to such term in the Preamble.
“Purchaser Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph of Article V.
“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 9.3.
“Real Property Leases” has the meaning ascribed to such term in Section 4.19(a).
“Registered IP” has the meaning ascribed to such term in Section 4.14(a).
“Related Documents” means the Escrow Agreement, Non-Competition Agreements, Non-Solicitation Agreements and the IP Assignment Agreement.
“Related Parties” and “Related Party” have the meanings ascribed to such terms in Section 11.12.

“Related Person” has the meaning ascribed to such term in Section 4.9(a).
“Representatives” means, with respect to any Person, its officers, directors, managers, employees, consultants, agents, financial advisors, attorneys, accountants and other representatives.
“Retained Escrow Amount” has the meaning ascribed to such term in Section 9.8(c).
“Review Period” has the meaning ascribed to such term in Section 1.8(b).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Seller Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph of Article II.
“Seller Indemnified Parties” has the meaning ascribed to such term in Section 9.2.
“Seller Transaction Expenses” means all transaction fees, change of control payments and expenses incurred or payable by or on behalf of the Sellers, the Acquired Companies or the Operating Company before and through the Closing (and not paid prior to the Closing) in connection with this Agreement and the transactions contemplated hereby in accordance with this Agreement, including (i) those of all attorneys, accountants, actuaries, consultants, investment bankers, financial advisers, experts or other professionals, if any, engaged by or on behalf of the Sellers, the Acquired Companies or the Operating Company in connection with this Agreement and the transactions contemplated hereby, (ii) the payment by any Acquired Company or the Operating Company of any management change of control, sale or retention bonus or severance amounts, payments and similar obligations payable in connection with the consummation of the transaction contemplated hereby, (iii) any other amounts payable by or on behalf of the Sellers in connection with the consummation of the transactions contemplated hereby, (iv) any withholding or employment, payroll, excise or similar taxes payable by any Acquired Company or the Operating Company with respect to any compensatory or other payments made in connection with the transactions hereunder, and (v) the cost of the Tail Policy to be obtained pursuant to Section 6.2. For the avoidance of doubt, any premiums, costs or expenses to obtain representation and warranty insurance shall not be a Seller Transaction Expense.
“Sellers” has the meaning ascribed to such term in the Preamble.
“Sellers’ Representative” has the meaning ascribed to such term in the Preamble.
“Sellers’ Representative Costs” has the meaning ascribed to such term in Section 10.5(a).
“Sellers’ Representative Reserve” has the meaning ascribed to such term in Section 1.5.
“Shortfall Amount” has the meaning ascribed to such term in Section 1.8(h).
“Solvent” means, with regard to any Person, that (a) the sum of the assets of such Person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated, and disputed liabilities; (b) such Person has sufficient capital with which to conduct its business; and (c) such Person has not incurred debts beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any liability on a claim, and “claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, or unsecured or (ii) a right to an equitable remedy for breach of performance to the extent such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured, or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.
“Straddle Period” means any Tax period that begins on or before but ends after the Closing Date.
“Subsidiary” or “Subsidiaries” means, with respect to any Person, any Person of which a majority of the outstanding shares of capital stock or other Equity Interests having voting power for the election of directors or their equivalent is at the time owned by such Person directly or through one or more Subsidiaries.
“Supplier” means each of the top ten (10) suppliers of the Target Companies (based on the dollar amount of payments made by the Target Companies) during the 12-month period ended December 31, 2015.
“S/T Blocker Net Corporate Cash” means an amount (which may be a negative number) equal to: (a) the amount of cash and cash equivalents held by S/T Blocker as of the Closing Date, minus (b) the sum of (i) the amount of any unpaid Taxes of S/T Blocker attributable, in whole or in part, to the Pre-Closing Tax Period, plus (ii) the amount of Indebtedness of S/T Blocker as of the Closing Date.
“S/T Blocker” has the meaning ascribed to such term in the Preamble.
“S/T Blocker Shares” has the meaning ascribed to such term in the Recitals.
“S/T Group” has the meaning ascribed to such term in the Preamble.
“S/T Group Interests” has the meaning ascribed to such term in the Recitals.
“S/T Group Operating Agreement” means that certain Second Amended and Restated Limited Liability Company Operating Agreement, dated as of June 30, 2014, among S/T Group, AIV2, S/T Blocker, Mr. A. S., Ms. D. S., Mr. J. H., Ms. S. S., Mr. C. H., Mr. R. I., Golub LLC and Golub Blocker, as amended.
“Tail Policy” has the meaning ascribed to such term in Section 6.2(a)
“Target Companies” has the meaning ascribed to such term in the Recitals.
“Target Company Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph of Article IV.
“Target Net Working Capital” means $11,000,000.
“Tax” or “Taxes” have the meanings ascribed to such terms in Section 4.12(e).
“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.
“Tax Benefit” has the meaning ascribed to such term in Section 9.5(a).

“Tax Claim” has the meaning ascribed to such term in Section 7.7(a).
“Tax Return” has the meaning ascribed to such term in Section 4.12(e).
“Third Party Claim” has the meaning ascribed to such term in Section 9.6(a).
“Trade Secrets” has the meaning ascribed to such term in the definition of “Intellectual Property.”
“Transfer Taxes” has the meaning ascribed to such term in Section 7.2.
“Treasury Regulations” means the federal income tax regulations promulgated under the Code, in effect as of the date hereof.
“Unitholder Seller” means each of AIV2, Mr. A. S., Ms. D. S., Mr. J. H., Ms. S. S., Mr. C. H., Mr. R. I. and Golub LLC.
“Vested Class B Hurdle 1 Units” means Class B Hurdle 1 Units that vest as of the Closing (including, for the avoidance of doubt, Class B Hurdle 1 Units that vest in connection with the transactions contemplated hereby).
“Vested Class B Hurdle 2 Units” means Class B Hurdle 2 Units that vest as of the Closing (including, for the avoidance of doubt, Class B Hurdle 2 Units that vest in connection with the transactions contemplated hereby).
“Warranty” has the meaning ascribed to such term in Section 4.25.
“Working Capital Assets” means, without duplication, in respect of S/T Group and the Operating Company on a consolidated basis, those assets determined as set forth in Part II of Exhibit A.
“Working Capital Liabilities” means, without duplication, in respect of S/T Group and the Operating Company on a consolidated basis, those current liabilities determined as set forth in Part III of Exhibit A.
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IN WITNESS WHEREOF, the undersigned have each caused this Agreement to be executed as of the date first written above by their respective duly authorized representatives.

THE PURCHASER:

OXFORD OF SOUTH CAROLINA, INC.

By:    /s/ Thomas C. Chubb III
Name:    Thomas C. Chubb III
Title:    Chief Executive Officer and President

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THE SELLERS:

S/T GROUP AIV1, LP

By: Brazos Equity GP III, Inc., its general partner

By:    /s/ Lucas T. Cutler
Name:    Lucas T. Cutler
Title:    Authorized Signatory

S/T GROUP AIV2, LP

By: Brazos Equity GP III, Inc., its general partner

By:    /s/ Lucas T. Cutler
Name:    Lucas T. Cutler
Title:    Authorized Signatory

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By:    /s/ Allen Stephenson
Name:    Allen Stephenson

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By:    /s/ Diane Stephenson
Name:    Dianne Stephenson

Signature Page to Membership Interest and Stock Purchase Agreement

By:    /s/ Jim Harris
Name:    Jim Harris

Signature Page to Membership Interest and Stock Purchase Agreement

By:    /s/ Shelle Sills
Name:    Shelle Sills

Signature Page to Membership Interest and Stock Purchase Agreement

By:    /s/ Chris Heyn
Name:    Chris Heyn

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By:    /s/ Rob Iorio
Name:    Rob Iorio

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GOLUB CAPITAL BDC HOLDINGS LLC
By: GC ADVISORS LLC, its Manager

By:    /s/ Marc C. Robinson    _____________
Name:    Marc C. Robinson
Title:    Managing Director

GOLUB CAPITAL CP FUNDING LLC
By: GC ADVISORS LLC, its Manager

By:    /s/ Marc C. Robinson    _______
Name:    Marc C. Robinson
Title:    Managing Director

GCP EQUITY LTD
By: GC INVESTMENT MANAGEMENT LLC, its Manager

By:    /s/ Kevin P. Falvey___________
Name:    Kevin P. Falvey
Title:    Authorized Signatory

GOLUB CAPITAL PEARLS DIRECT LENDING PROGRAM, L.P.
By: GC ADVISORS LLC, its Manager

By:    /s/ Marc C. Robinson    _______
Name:    Marc C. Robinson
Title:    Managing Director

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THE SELLERS’ REPRESENTATIVE:

BRAZOS EQUITY GP III, INC.

By:    /s/ Lucas T. Cutler
Name:    Lucas T. Cutler
Title:    Authorized Signatory

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THE BLOCKER COMPANIES:

S/T GROUP BLOCKER, INC.

By:    /s/ Lucas T. Cutler
Name:    Lucas T. Cutler
Title:    Vice President & Assistant Secretary

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GCP SOUTHERN TIDE COINVEST, INC.

By:    /s/ Marc C. Robinson    _______
Name:    Marc C. Robinson
Title:    Managing Director

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S/T GROUP:

S/T GROUP HOLDINGS, LLC

By:    /s/ Lucas T. Culter
Name:    Lucas T. Cutler
Title:    Vice President

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